Execution Version

Agreement and Plan of Merger

by and among

Prosper Marketplace, Inc.,

Prosper Healthcare Lending, LLC,

American HealthCare Lending, LLC,

and

Shaun Sorensen, as agent for the Company Holders

Dated

as of January 23, 2015

SF: 206376-11

TABLE OF CONTENTS

ARTICLE I	THE MERGER	[INSERT PAGE NUMBER]

1.1	Certain Definitions	[INSERT PAGE NUMBER]

1.2	The Merger.	[INSERT PAGE NUMBER]

1.3	Closing	[INSERT PAGE NUMBER]

1.4	Closing Deliveries	[INSERT PAGE NUMBER]

(a)	Acquiror Deliveries	[INSERT PAGE NUMBER]

(b)	Company Deliveries	[INSERT PAGE NUMBER]

1.5	Effective Time	[INSERT PAGE NUMBER]

1.6	Effect of the Merger	[INSERT PAGE NUMBER]

1.7	Certificate of Formation and Operating Agreement.	[INSERT PAGE NUMBER]

1.8	Managers and Officers	[INSERT PAGE NUMBER]

1.9	Effect on Company Membership Interests.	[INSERT PAGE NUMBER]

(a)	Treatment of Company Interests; Treatment of Membership Interests of Sub	[INSERT PAGE NUMBER]

(b)	Company Options.	[INSERT PAGE NUMBER]

(c)	Membership Interests of Sub.	[INSERT PAGE NUMBER]

(d)	Treatment of Company Interests Owned by the Company and Acquiror.	[INSERT PAGE NUMBER]

(e)	Rights Not Transferable	[INSERT PAGE NUMBER]

1.10	Certain Exchange Mechanics	[INSERT PAGE NUMBER]

(a)	No Interest; U.S. Funds	[INSERT PAGE NUMBER]

(b)	Transfers of Ownership	[INSERT PAGE NUMBER]

(c)	No Liability	[INSERT PAGE NUMBER]

1.11	No Further Ownership Rights in the Company Interests.	[INSERT PAGE NUMBER]

1.12	Lost, Stolen or Destroyed Certificates	[INSERT PAGE NUMBER]

1.13	Merger Consideration Calculation and Adjustment	[INSERT PAGE NUMBER]

1.14	Withholding Rights	[INSERT PAGE NUMBER]

1.15	Taking of Necessary Action; Further Action	[INSERT PAGE NUMBER]

1.16	Contingent Consideration	[INSERT PAGE NUMBER]

ARTICLE II	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	[INSERT PAGE NUMBER]

2.1	Organization, Standing and Power	[INSERT PAGE NUMBER]

2.2	No Subsidiaries.	[INSERT PAGE NUMBER]

2.3	Authority and Enforceability	[INSERT PAGE NUMBER]

2.4	Non-Contravention	[INSERT PAGE NUMBER]

2.5	Consents; Approvals; Permits	[INSERT PAGE NUMBER]

2.6	Material Contracts	[INSERT PAGE NUMBER]

2.7	Capital Structure.	[INSERT PAGE NUMBER]

2.8	Financial Statements	[INSERT PAGE NUMBER]

2.9	Absence of Certain Changes	[INSERT PAGE NUMBER]

2.10	Assets and Properties.	[INSERT PAGE NUMBER]

2.11	Title to Property; Encumbrances; Sufficiency of Assets	[INSERT PAGE NUMBER]

2.12	Litigation	[INSERT PAGE NUMBER]

2.13	Restrictions on Business Activities	[INSERT PAGE NUMBER]

2.14	Compliance with Laws; Lending Compliance	[INSERT PAGE NUMBER]

2.15	Intellectual Property	[INSERT PAGE NUMBER]

2.16	Environmental Matters	[INSERT PAGE NUMBER]

2.17	Taxes	[INSERT PAGE NUMBER]

2.18	Employee Benefit Plans and Employee Matters	[INSERT PAGE NUMBER]

2.19	Interested Party Transactions	[INSERT PAGE NUMBER]

2.20	Insurance	[INSERT PAGE NUMBER]

2.21	Books and Records	[INSERT PAGE NUMBER]

2.22	Privacy	[INSERT PAGE NUMBER]

2.23	Suppliers, Customers and Partners	[INSERT PAGE NUMBER]

2.24	Bank Accounts	[INSERT PAGE NUMBER]

2.25	Credit Matters	[INSERT PAGE NUMBER]

2.26	Finders’ Fees	[INSERT PAGE NUMBER]

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB	[INSERT PAGE NUMBER]

3.1	Organization and Standing	[INSERT PAGE NUMBER]

3.2	Authority and Enforceability	[INSERT PAGE NUMBER]

3.3	Non-Contravention	[INSERT PAGE NUMBER]

3.4	Government Consent	[INSERT PAGE NUMBER]

3.5	No Prior Sub Operations	[INSERT PAGE NUMBER]

3.5	Finders’ Fees	[INSERT PAGE NUMBER]

3.6	Financing	[INSERT PAGE NUMBER]

ARTICLE IV	CONDUCT PRIOR TO THE EFFECTIVE TIME	[INSERT PAGE NUMBER]

4.1	Conduct of Business of the Company	[INSERT PAGE NUMBER]

4.2	Notification of Changes	[INSERT PAGE NUMBER]

ARTICLE V	ADDITIONAL AGREEMENTS	[INSERT PAGE NUMBER]

5.1	Consideration Spreadsheet	[INSERT PAGE NUMBER]

5.2	No Solicitation	[INSERT PAGE NUMBER]

5.3	Confidentiality; Public Disclosure	[INSERT PAGE NUMBER]

5.4	Regulatory Approvals	[INSERT PAGE NUMBER]

5.5	Third Party Consents; Notices	[INSERT PAGE NUMBER]

5.6	Litigation	[INSERT PAGE NUMBER]

5.7	Access to Information	[INSERT PAGE NUMBER]

5.8	Takeover Statutes	[INSERT PAGE NUMBER]

5.9	Expenses	[INSERT PAGE NUMBER]

5.10	Termination of Existing Agreement	[INSERT PAGE NUMBER]

5.11	Transaction Expense Invoices	[INSERT PAGE NUMBER]

5.12	Indemnification	[INSERT PAGE NUMBER]

5.13	Reasonable Efforts	[INSERT PAGE NUMBER]

5.14	Update of Disclosure Schedule	[INSERT PAGE NUMBER]

5.15	Tax Matters	[INSERT PAGE NUMBER]

5.16	Employee Matters	[INSERT PAGE NUMBER]

5.17	Closing Date Cash	[INSERT PAGE NUMBER]

ARTICLE VI	CONDITIONS TO THE MERGER	[INSERT PAGE NUMBER]

6.1	Conditions to Obligations of Each Party to Effect the Merger	[INSERT PAGE NUMBER]

(a)	Company Member Approval	[INSERT PAGE NUMBER]

(b)	Illegality	[INSERT PAGE NUMBER]

(c)	Governmental Approvals	[INSERT PAGE NUMBER]

6.2	Additional Conditions to Obligations of the Company	[INSERT PAGE NUMBER]

(a)	Representations, Warranties and Covenants	[INSERT PAGE NUMBER]

(b)	Receipt of Closing Deliveries	[INSERT PAGE NUMBER]

6.3	Additional Conditions to the Obligations of Acquiror	[INSERT PAGE NUMBER]

(a)	Representations, Warranties and Covenants	[INSERT PAGE NUMBER]

(b)	Receipt of Closing Deliveries	[INSERT PAGE NUMBER]

(c)	No Material Adverse Effect	[INSERT PAGE NUMBER]

(d)	Third Party Consents and Approvals	[INSERT PAGE NUMBER]

(e)	Materially Burdensome Regulatory Condition	[INSERT PAGE NUMBER]

(f)	Employees	[INSERT PAGE NUMBER]

(g)	Other Documentation	[INSERT PAGE NUMBER]

ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER	[INSERT PAGE NUMBER]

7.1	Termination	[INSERT PAGE NUMBER]

7.2	Effect of Termination	[INSERT PAGE NUMBER]

7.3	Amendment	[INSERT PAGE NUMBER]

7.4	Extension; Waiver	[INSERT PAGE NUMBER]

ARTICLE VIII	INDEMNIFICATION	[INSERT PAGE NUMBER]

8.1	Survival of Representations, Warranties, Covenants and Agreements	[INSERT PAGE NUMBER]

8.2	Indemnification by Company Holders	[INSERT PAGE NUMBER]

8.3	Indemnification by Acquiror	[INSERT PAGE NUMBER]

8.4	Limitations	[INSERT PAGE NUMBER]

8.5	Exclusive Remedy	[INSERT PAGE NUMBER]

8.6	Claims	[INSERT PAGE NUMBER]

8.7	Third Party Claims	[INSERT PAGE NUMBER]

8.8	Access	[INSERT PAGE NUMBER]

8.9	Company Holders’ Agent	[INSERT PAGE NUMBER]

(a)	Appointment	[INSERT PAGE NUMBER]

(b)	Limitation on Liability	[INSERT PAGE NUMBER]

(c)	Actions of the Company Holders’ Agent	[INSERT PAGE NUMBER]

(d)	Company Holders’ Agent Representations	[INSERT PAGE NUMBER]

ARTICLE IX	GENERAL PROVISIONS	[INSERT PAGE NUMBER]

9.1	Notices	[INSERT PAGE NUMBER]

9.2	Interpretation	[INSERT PAGE NUMBER]

9.3	Counterparts; Facsimile	[INSERT PAGE NUMBER]

9.4	Entire Agreement; Parties in Interest	[INSERT PAGE NUMBER]

9.5	Assignment	[INSERT PAGE NUMBER]

9.6	Severability	[INSERT PAGE NUMBER]

9.7	Remedies Cumulative	[INSERT PAGE NUMBER]

9.8	Governing Law	[INSERT PAGE NUMBER]

9.9	Rules of Construction	[INSERT PAGE NUMBER]

9.10	WAIVER OF JURY TRIAL	[INSERT PAGE NUMBER]

9.11	Consents and Approvals	[INSERT PAGE NUMBER]

ANNEXES, EXHIBITS AND SCHEDULES

Annex A                                -           Certain Definitions and Interpretive Provisions

Exhibit A                                -           Form of Certificate of Merger
Exhibit B                                -           Form of Articles of Merger
Exhibit C                                -           Form of Sellers Agreement
Exhibit D                                -           Form of Legal Opinion

Disclosure Schedule

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of January 23, 2015 (the “Agreement Date”), by and among Prosper Marketplace, Inc., a Delaware corporation (“Acquiror”), Prosper Healthcare Lending, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Acquiror (“Sub”), American HealthCare Lending, LLC, a Utah limited liability company (the “Company”), and Shaun Sorensen, solely in his capacity as agent for the Company Holders (the “Company Holders’ Agent”).

Recitals

A.           The Company Board and the manager of Sub have determined that it would be advisable and in the best interests of the members of their respective companies that the Company merge with and into Sub (the “Merger”), with Sub to survive the Merger as a wholly-owned subsidiary of Acquiror.

B.           The Company Board, the manager of Sub and the board of directors of Acquiror have each approved this Agreement and authorized the Merger and the other transactions contemplated by this Agreement, in each case subject to the terms and conditions set forth herein and in accordance with the applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and the Utah Revised Limited Liability Company Act (the “Utah Act”).

C.           The sole member of Sub has approved and consented to the entry of Sub into this Agreement in accordance with the Delaware Act and Sub’s limited liability company operating agreement.

D.           Members holding the requisite number and type of equity interests of the Company have approved and consented to the entry of the Company into this Agreement in accordance with the Utah Act and Article IV of the Company Operating Agreement (the “Company Member Approval”).

E.           The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

F.           Each Key Employee will have executed or concurrently with the Closing will execute an employment agreement and an at-will employment, confidential information, invention assignment and arbitration  agreement (together, an “Employment Agreement”) with Acquiror, which will become effective upon, and is subject to the occurrence of, the Closing.

Agreement

Now, Therefore, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as set forth herein.

ARTICLE I

The Merger

1.1 Certain Definitions.  Terms defined in Annex A attached hereto and used herein without definition shall have the meanings given to them in Annex A.  Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the fifth decimal place.

1.2 The Merger.  At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Delaware Certificate of Merger in substantially the form attached as Exhibit A (the “Certificate of Merger”), the Utah Articles of Merger in substantially the form attached as Exhibit B (the “Articles of Merger”) and the applicable provisions of the Delaware Act and the Utah Act, the Company shall merge with and into Sub, the separate corporate existence of the Company shall cease and Sub shall continue as the Surviving Company and a wholly-owned Subsidiary of Acquiror.  The Sub, as the surviving limited liability company after the Merger, is hereinafter sometimes referred to as the “Surviving Company.”

1.3 Closing.  Unless this Agreement is earlier terminated in accordance with Section 7.1, the closing of the transactions contemplated hereby (the “Closing”) shall take place within three (3) Business Days after the satisfaction or waiver of each of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time and date as may be agreed upon by the parties.  The Closing shall take place at the offices of Covington & Burling LLP, One Front Street, San Francisco, California, or at such other location as the parties hereto agree.  The date on which the Closing occurs is herein referred to as the “Closing Date”.

1.4 Closing Deliveries.

(a) Acquiror Deliveries. Acquiror shall deliver, at or prior to the Closing, each of the following:

(i) to the Company, a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror to the effect that each of the conditions set forth in clause (a) of Section 6.2 has been satisfied (the “Acquiror Closing Certificate”);

(ii) to each Company Member, by check or by wire transfer of immediately available funds to such account as such Company Member shall have specified in writing in the Sellers Agreement, in substantially the form attached as Exhibit C (the “Sellers Agreement”), delivered to Acquiror not less than two (2) Business Days prior to the Closing, the portion of the Base Merger Consideration allocated to such Company Member as of the Closing as set forth on the Consideration Spreadsheet (but excluding any amounts attributable to Company Options, which, for the avoidance of doubt, shall be paid pursuant to Section 1.4(a)(iii));

(iii) to the Company, the amount of cash Acquiror is required to pay to the Company pursuant to Section 1.9(b) for distribution to the holders of Company Options as set forth on the Consideration Spreadsheet;

(iv) to the Company, a certificate of the Secretary or an Assistant Secretary  of Acquiror, dated as of the Closing Date, certifying (A) that attached thereto are true and complete copies of Acquiror’s (1) certificate of incorporation, (2) bylaws, and (3) all board resolutions adopted by the board of directors approving the transactions contemplated by this Agreement, (B) that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and (C) that the officers of Acquiror executing this Agreement and the other agreements and certificates contemplated hereunder are authorized to do so; and

(v) to the Company, a certificate of the manager of Sub, dated as of the Closing Date, certifying (A) that attached thereto are true and complete copies of Sub’s (1) certificate of formation, (2) limited liability company operating agreement, (3) all manager resolutions adopted by the manager of Sub approving the Merger and adopting and declaring advisable this Agreement and the Certificate of Merger, and (4) resolutions of the sole member of Sub approving the Merger, (B) that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby and (C) that the manager or each officer of Sub executing this Agreement and the other agreements and certificates contemplated hereunder are authorized to do so.

(b) Company Deliveries.  The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

(i) a certificate, dated as of the Closing Date, executed on behalf of the Company by a duly authorized executive officer of the Company to the effect that each of the conditions set forth in clauses (a) and (c) of Section 6.3 have been satisfied (the “Company Closing Certificate”);

(ii) the Sellers Agreement, dated as of the Closing Date and duly executed by the Company and each Company Member;

(iii) Employment Agreements executed by each Key Employee, including restricted stock purchase agreements executed by each Founder;

(iv) a Form W-9 duly executed by each Company Holder;

(v) written resignations of each member of the Company Board from such Company Board and of each officer of the Company from such officer’s position, effective as of the Effective Time;

(vi) the Consideration Spreadsheet;

(vii) a legal opinion of counsel to the Company in substantially the form attached as Exhibit D, including that the consideration payable to the Company Holders set forth in the Consideration Spreadsheet is consistent with the Company’s Organizational Documents and the Utah Act;

(viii) the invoices described in Section 5.11;

(ix) a certificate of the Secretary or an Assistant Secretary (or equivalent officer or position) of the Company, dated as of the Closing Date, certifying (A) that attached thereto are true and complete copies of the Company’s (1) articles of organization, (2) operating agreement, (3) all resolutions adopted by the Company Board approving the Merger and adopting and declaring advisable this Agreement and the Articles of Merger, and (4) the Company Member Approval, (B) that all such Company Board and Company Member resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby, and (C) that the officers of the Company executing this Agreement and the other agreements and certificates contemplated hereunder are authorized to do so.

1.5 Effective Time.  At the Closing, after the satisfaction or waiver of each of the conditions set forth in ARTICLE VI, Sub and the Company shall (a) cause the Certificate of Merger in duly executed form to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the Delaware Act and (b) cause the Articles of Merger in duly executed form to be filed with the Division of Corporations and Commercial Code of the State of Utah, in accordance with the relevant provisions of the Utah Act (the later of the time of such filing with the Secretary of State of the State of Delaware or the Division of Corporations and Commercial Code of the State of Utah, or such later time as may be agreed to by Acquiror and the Company in writing (and, if applicable, set forth in the Certificate of Merger and/or the Articles of Merger) being referred to herein as the “Effective Time”).

1.6 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, the Articles of Merger and the applicable provisions of the Delaware Act and the Utah Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Sub shall become debts, liabilities and duties of the Surviving Company.

1.7 Certificate of Formation and Operating Agreement.

(a) At the Effective Time, the certificate of formation of the Surviving Company shall be the certificate of formation of Sub, until thereafter amended as provided by the Delaware Act.

(b) At the Effective Time, the limited liability company operating agreement of Sub shall be the limited liability company operating agreement of the Surviving Company, until thereafter amended as provided by the Delaware Act, the certificate of formation of the Surviving Company and such limited liability company operating agreement.

1.8 Managers and Officers.

(a) At the Effective Time, the manager of Sub immediately prior to the Effective Time shall be appointed as the manager of the Surviving Company immediately after the Effective Time until his, her or its respective successor or successors are duly elected or appointed and qualified.

(b) At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be appointed as the officers of the Surviving Company immediately after the Effective Time until their respective successors are duly appointed.

1.9 Effect on Company Membership Interests.

(a) Treatment of Company Interests.  On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of Acquiror, Sub, the Company, or any holder of Company Interests, at the Effective Time, each Company Interest issued and outstanding immediately prior to the Effective Time (other than any Company Interests owned by the Company) shall be automatically converted, into the right to receive (i) an amount of cash (subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the Base Per Interest Price and (ii) an amount of cash (subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the Contingent Per Interest Price as, if and when due and payable in accordance with Section 1.16.

The amount of cash each Company Member is entitled to receive (if any) for the Company Interests held by such Company Member shall be rounded to the nearest cent and computed after aggregating cash amounts payable at any particular time for all Company Interests held by such Company Member.

The following terms used in this Section 1.9 and elsewhere in this Agreement have the following definitions:

(I)           “Base Merger Consideration” means an amount equal to (a) $20,160,000, plus (b) the amount of the Closing Cash Adjustment (if positive), minus (c) the absolute value of the amount of the Closing Cash Adjustment (if negative), minus (d) the amount of the Closing Date Debt, minus (e) the amount of any Closing Date Unpaid Transaction Expenses.

(II)           “Base Per Interest Price” means the quotient obtained by dividing (1) the Base Merger Consideration plus the aggregate exercise price of all unexpired and unexercised Company Options as of immediately prior to the Effective Time by (2) the total number of Company Interests outstanding immediately prior to the Effective Time plus the total number of Company Interests for which all unexpired and unexercised Company Options outstanding as of the Effective Time are exercisable.

(III)           “Contingent Per Interest Price” means the quotient obtained by dividing (1) the Final Contingent Consideration (if any) by (2) the total number of Company Interests outstanding immediately prior to the Effective Time plus the total number of Company Interests for which all unexpired and unexercised Company Options outstanding as of the Effective Time are exercisable.

(b) Company Options.  Promptly following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the applicable Company Equity Plan) shall adopt such resolutions or take such other actions (including obtaining any required consents) as may be required (1) to fully vest all Company Options contingent upon the Closing and (2) to terminate each Company Equity Plan effective as of the Closing.  Effective as of the Effective Time, each unexpired and unexercised Company Option shall terminate, and, in exchange therefor, each former holder of any such terminated Company Option shall be entitled to receive, in consideration of the termination of such Company Option and in settlement therefor, (i) an amount in cash (subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the product of (A) the total number of Company Interests held by such holder as of immediately prior to the Effective Time subject to such Company Option and (B) the excess, if any, of the Base Per Interest Price over the exercise price per Company Interests previously subject to such Company Option and (ii) an amount of cash (subject to any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company) equal to the Contingent Per Interest Price as, if and when due and payable in accordance with Section 1.16.  At the Closing, Acquiror shall pay to the Company, or where applicable its designated payroll processor, by wire transfer in immediately available funds, the portion of the Merger consideration payable to the holders of Company Options as set forth on the Consideration Spreadsheet for distribution to the former holders of Company Options on or promptly following the Closing Date in accordance with the terms of this Agreement pursuant to, where applicable, the Company’s payroll practices.

(c) Membership Interests of Sub.  Each membership interest of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the sole member of Sub, remain outstanding as a membership interest of the Surviving Company and such membership interests shall be the only membership interests of the Surviving Company that are issued and outstanding immediately after the Effective Time.  Each certificate, if any, evidencing ownership of membership interests of Sub shall evidence ownership of such membership interests of the Surviving Company following the Effective Time.

(d) Treatment of Company Interests Owned by the Company and Acquiror.  At the Effective Time, any Company Interests that are owned by the Company as treasury interests and any Company Interests owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(e) Rights Not Transferable.  The rights of the Company Holders as of immediately prior to the Effective Time are personal to each such Company Holders and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution.  Any attempted transfer of such right by any Company Holders (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

1.10 Certain Exchange Mechanics.

(a) No Interest; U.S. Funds.  No interest shall accumulate on any cash payable in connection with the Merger.  All amounts paid by Acquiror in cash hereunder shall be made in U.S. Dollars.

(b) Transfers of Ownership.  If any cash amount payable pursuant to Section 1.9(a) is to be paid to a Person that is not the record holder of the Membership Interest, it shall be a condition of the payment thereof that that the Person requesting such exchange shall have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Membership Interest, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(c) No Liability.  None of Acquiror, Sub, or the Surviving Company shall be liable to any Person in respect of any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any certificate or other evidence of ownership shall not have been surrendered immediately prior to the date on which any portion of the Merger consideration would otherwise escheat to or become the property of any Governmental Entity, any such portion of the Merger consideration shall, to the extent permitted by applicable Legal Requirement, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

1.11 No Further Ownership Rights in the Company Interests.  All cash paid or payable in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to the Company Interests and Company Options, including any rights to declared but unpaid dividends or other distributions, and there shall be no further registration of transfers on the records of the Surviving Company of Company Interests which were issued and outstanding immediately prior to the Effective Time.  For the avoidance of doubt, the foregoing sentence shall not be affected by whether any contingent merger consideration under Section 1.16 is fully, partially or not paid as a result of their having been claims made against such amount in accordance with the terms hereof. If, after the Effective Time, a certificate or other evidence of ownership of a Company Interest is presented to the Surviving Company for any reason, such certificate or other evidence of ownership shall be canceled and exchanged as provided in this ARTICLE I.  At the Effective Time, all Company Interests converted pursuant to Section 1.9(a) shall no longer be outstanding, shall automatically be canceled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the rights to payment of the merger consideration hereunder.

1.12 Lost, Stolen or Destroyed Certificates.  In the event any certificate representing any Company Interest shall have been lost, stolen or destroyed, Acquiror shall pay in exchange for such certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 1.9 in respect of such certificate; provided, however, that Acquiror may, in its discretion and as a condition precedent to the payment thereof, require the record holder of such certificate to execute a customary indemnification agreement, or post a bond in such reasonable amount as Acquiror may direct, in each case as Acquiror may reasonably request as indemnity against any claim that may be made against Acquiror, the Surviving Company or any of their respective representatives or agents with respect to such certificate.

1.13 Merger Consideration Calculation and Adjustment.

(a) At least three (3) Business Days prior to the Closing, the Company shall deliver to Acquiror a statement of its estimate (in form and substance reasonably satisfactory to Acquiror) of the Closing Date Cash, the Closing Cash Adjustment, the Closing Date Debt, the Closing Date Unpaid Transaction Expenses, the Base Merger Consideration and the Base Per Interest Price (the “Preliminary Statement”).  The Preliminary Statement shall be the basis on which amounts set forth in the Consideration Spreadsheet are determined.

(b) Within sixty (60) days after the Closing Date, Acquiror shall cause to be prepared and delivered to the Company Holders’ Agent its determination of the Closing Date Cash, the Closing Cash Adjustment, the Closing Date Debt, the Closing Date Unpaid Transaction Expenses, the Base Merger Consideration and the Base Per Interest Price, in each case calculated as of immediately prior to the Closing (except that with respect to the Closing Date Unpaid Transaction Expenses, such amount shall be calculated as of the Effective Time) (the “Post-Closing Statement”).  The Post-Closing Statement shall be prepared in accordance with the terms of this Agreement.

(c) During the thirty (30) days immediately following receipt of the Post-Closing Statement by the Company Holders’ Agent, the Company Holders’ Agent and its accountants shall be entitled to review the Post-Closing Statement and any supporting documentation as is reasonably necessary to support the information set forth in the Post-Closing Statement prepared by or on behalf of Acquiror or the Surviving Company, and Acquiror shall provide the Company Holders’ Agent and its accountants with timely access, during the Surviving Company’s normal business hours, subject to appropriate and customary confidentiality agreements, to the Surviving Company’s books and records and Acquiror’s and the Surviving Company’s personnel to the extent reasonably related to the Post-Closing Statement and adjustment contemplated by this Section.  The Post-Closing Statement shall become final and binding upon the parties on the thirtieth (30th) day following delivery thereof unless the Company Holders’ Agent makes a claim under this Section 1.13(c) by delivering written notice to Acquiror of its disagreement with the Post-Closing Statement (a “Dispute Notice”) prior to such date.  Any Dispute Notice shall specify in reasonable detail the nature of any disagreement so asserted.  If a timely Dispute Notice is received by Acquiror with respect to the Post-Closing Statement, then the Post-Closing Statement (as revised in accordance with clause (x) or (y) below), shall become final and binding upon the parties on the earlier of (x) Acquiror and the Company Holders’ Agent resolving in writing any differences they have with respect to any matter specified in a Dispute Notice and (y) the date any matters in dispute are finally resolved in writing by the Accounting Firm.  During the twenty (20) days immediately following the delivery of any Dispute Notice, Acquiror and the Company Holders’ Agent shall seek in good faith to resolve in writing any differences which they may have with respect to any matter specified in such Dispute Notice.  During such period, Acquiror and the Company Holders’ Agent shall each have reasonable access to the other party’s (or the Surviving Company’s) trial balances and similar materials prepared in connection with the other party’s preparation of the Post-Closing Statement or the Dispute Notice, as the case may be.  If, at or before the end of such 20-day period, the Company Holders’ Agent and Acquiror resolve such differences in writing, then the Post-Closing Statement, with any adjustments necessary to reflect such resolution of the matters in dispute, shall become final and binding on Acquiror, the Company Holders and the Company Holders’ Agent on the date of such resolution.  Otherwise, at the end of such 20-day period, the Company Holders’ Agent and Acquiror shall submit to the Accounting Firm for review and resolution any and all matters which remain in dispute and which were included in any Dispute Notice, and the Accounting Firm shall reach a final, binding resolution of all matters which remain in dispute, which final resolution shall be (i) in writing, (ii) furnished to Acquiror and the Company Holders’ Agent as soon as practicable after the items in dispute have been referred to the Accounting Firm, (iii) made in accordance with this Agreement and (iv) conclusive and binding upon the parties and not subject to collateral attack for any reason.  Acquiror and the Company Holders’ Agent shall instruct the Accounting Firm to render such a decision within thirty (30) days following submission of the matters to it for review.  The Accounting Firm’s determination shall be based solely on written materials submitted by Acquiror and the Company Holders’ Agent (i.e., not on independent review) (provided that Acquiror and the Company Holders’ Agent shall make available to the Accounting Firm such individuals and information (except for communications with attorneys and accountants’ working papers) as may be reasonably required by the Accounting Firm to make its determination pursuant to this Section 1.13(c)) and on the definitions of “Closing Date Cash”, “Closing Date Debt”, “Closing Date Unpaid Transaction Expenses”, “Base Merger Consideration” and “Base Per Interest Price” included herein.  The Post-Closing Statement, with any adjustments necessary to reflect the Accounting Firm’s resolution of the matters in dispute, shall become final and binding on Acquiror, the Company Holders and the Company Holders’ Agent on the date the Accounting Firm delivers its final resolution to the parties.  Each party shall pay its own costs and expenses incurred in connection with such arbitration; provided, however, that the fees and expenses of the Accounting Firm shall be paid by the Acquiror and the Company Holders’ Agent in inverse proportion as they may prevail on the final amount of the adjustment of the matters submitted to the Accounting Firm.

(d) Upon the final determination of the Post-Closing Statement in accordance with this Section 1.13, (i) if the Base Merger Consideration as determined in the Post-Closing Statement is less than the Base Merger Consideration in the Preliminary Statement, then Acquiror shall be entitled to a deduction of the amounts otherwise payable by Acquiror as contingent Merger consideration under Section 1.16 in the amount equal to such difference (such amount, the “Negative True-Up Amount”) and (ii) if the Base Merger Consideration as determined in the Post-Closing Statement is greater than the Base Merger Consideration in the Preliminary Statement, then the Company Holders shall be entitled to an increase of the amounts otherwise payable by Acquiror as contingent Merger consideration under Section 1.16 in the amount equal to such difference (such amount, the “Positive True-Up Amount”).

(e) Any adjustments made pursuant to this Section 1.13 shall be treated as an adjustment to the Base Merger Consideration.

1.14 Withholding Rights.  Each of Acquiror, Sub and the Surviving Company shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement to any Company Holder such amounts as Acquiror, Sub and the Surviving Company is or are required to deduct and withhold with respect to any such deliveries and payments under the Code or any other provision of federal, state, local or foreign Tax law, and which amounts have not previously been withheld.  To the extent that amounts are so withheld and remitted to the applicable Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Company Holders in respect of which such deduction and withholding was made.

1.15 Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and managers of the Surviving Company are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.16 Contingent Consideration.

(a)  Upon the last day of the Survival Period (or if such date is not a Business Day, the next Business Day), Acquiror shall, subject to Sections 1.16(b) and (c) pay to the Company Holders’ Agent (for payment to the Company Holders in accordance with this Section 1.16) in the aggregate an amount equal to (i) $840,000, plus (ii) the Positive True-Up Amount (if any), minus (iii) the Negative True-Up Amount (if any), minus (iv) the amount of any resolved Claims or Third Party Claims in favor of the Acquiror Indemnified Persons under ARTICLE VIII that have not been directly paid by the Company Holders, minus (v) the Outstanding Claim Reserve (as defined below) as of the time of calculation (such amount, the “Initial Contingent Consideration”), which Initial Contingent Consideration, if positive, shall be allocated among the Company Holders in proportion to each Company Holder’s Pro Rata Share.  For purposes hereof, “Outstanding Claim Reserve” means, as of the applicable date, all amounts claimed by Acquiror to be then owed to (or, if Acquiror has not then finally determined the amount that may be claimed, Acquiror’s good faith estimate of the maximum amount that may be claimed by Acquiror to be owed to) the Acquiror Indemnified Persons in respect of indemnity claims made by the Acquiror Indemnified Persons in accordance with ARTICLE VIII.  If there is a positive Outstanding Claim Reserve amount as of the last day of the Survival Period, then, following payment of the Initial Contingent Consideration (if any) as set forth above, at such time as the Outstanding Claim Reserve is zero, the Initial Contingent Consideration shall be recalculated as of such time (such recalculated amount, the “Final Contingent Consideration”) and an amount equal to the excess (if any) of the Final Contingent Consideration over the Initial Contingent Consideration shall, subject to Sections 1.16(b) and (c), promptly be paid to the Company Holders’ Agent (for payment to the Company Holders in proportion to each Company Holder’s Pro Rata Share).

(b) Any amounts that become payable by the Company to any investment bankers or brokers in each case as a result of any payment under this Section 1.16 shall be withheld from such payment and paid to such investment banker or broker.

(c) Payments made pursuant to Section 1.16(a) with respect to Company Options may be made through Acquiror or Sub payroll.

ARTICLE II

Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Disclosure Schedule”) (each of which disclosures shall indicate the Section and, if applicable, the subsection of this ARTICLE II to which it relates (provided that any disclosure made under the heading of one section or subsection of the Disclosure Schedule may apply to and/or qualify disclosures made in one or more other sections or subsection to the extent that it is reasonably apparent on the face of such disclosure that such disclosure applies to or qualifies other disclosures, notwithstanding the omission of an appropriate cross reference to such other section)), the Company represents and warrants to Acquiror as of the date hereof and as of the Closing Date as follows:

2.1 Organization, Standing and Power. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Utah and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted.  The Company is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing would be material to the Company.  The Company has made available to Acquiror a true and complete copy of the Organizational Documents of the Company as in effect on the date hereof, and the Company is not in material violation thereof.  Section 2.1 of the Disclosure Schedule sets forth a correct and complete list of (a) each jurisdiction in which the Company is qualified to do business, and (b) the names of the managers and officers of the Company.

2.2 No Subsidiaries. The Company does not own, directly or indirectly, any capital stock of or ownership interest in, or any other securities convertible or exchangeable into or exercisable for capital stock of or any ownership interest in, any Person.

2.3 Authority and Enforceability.

(a) Other than obtaining the Company Member Approval, the Company has the requisite power and authority to enter into this Agreement, each of the other agreements contemplated hereby to which the Company is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, each of the other agreements contemplated hereby to which the Company is or will be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, and each other agreement contemplated hereby to which the Company is or will be a party, after being duly executed and delivered by the Company, will (assuming the due authorization, execution and delivery by the other parties hereto and thereto) constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity.

(b) The Company Board duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the other agreements contemplated herein, the Merger and the other transactions contemplated hereby and thereby, (ii) declaring that it is in the best interests of the members of the Company that the Company enter into this Agreement and consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the terms of the Merger are fair to the Company and the Company Members, and (iv)  recommending that the Company Members approve this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way.  The Company Member Approval is the only vote of the holders of any equity or other membership interest of any class or series of the Company necessary to approve or adopt this Agreement or to consummate the Merger and the other transactions contemplated herein.

2.4 Non-Contravention. The execution and delivery of this Agreement by the Company does not, the execution and delivery of each of the other agreements contemplated hereby to which the Company is or will be a party does not and will not, the consummation by the Company of the transactions (including the Merger) contemplated hereby and thereby will not, and the performance by the Company of its obligations hereunder and thereunder do not and will not, with or without notice or lapse of time or both:

(a) result in the creation of any Encumbrance on any of the properties or assets of the Company or the Company Interests;

(b) except as set forth in Section 2.4 of the Disclosure Schedule and for the Governmental Approvals, breach, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), give rise to a right of or result in the termination, cancelation, suspension, revocation or acceleration of any obligation of the Company in respect of, require any consent, notice, filing, declaration, authorization, approval or waiver from any Person pursuant to, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (i) any provision of the articles of organization or Company Operating Agreement (collectively, the “Organizational Documents”) of the Company, (ii) any Material Contract or Permit of the Company or (iii) any Legal Requirements applicable to the Company or to any of its properties or assets, except with respect to clauses (ii) and (iii) above for such conflicts, violations, and defaults for rights of termination, cancelation, suspension, revocation or acceleration that, individually or in the aggregate, would not reasonably be expected to result in a material Liability or material loss of rights with respect to the Company or for such consents, notices, filings, declarations, authorizations, approvals and waivers the failure to obtain would not reasonably be expected to result in a material Liability or material loss of rights with respect to the Company; or

(c) give rise to any dissenters, appraisal or similar rights in respect of any Company Member under the Organizational Documents, the Utah Act or otherwise.

2.5 Consents; Approvals; Permits.

(a) None of the execution and delivery of this Agreement by the Company, the execution and delivery of each of the other agreements contemplated hereby to which the Company is or will be a party, the consummation by the Company of the transactions (including the Merger) contemplated hereby and thereby, or the performance by the Company of its obligations hereunder and thereunder, does or will require any consent, approval, authorization or Permit of, or filing by the Company with or notification or declaration by the Company to, any Governmental Entity, except for, (i) the filing of all documents with the Secretary of State of the State of Delaware and the Division of Corporations and Commercial Code of the State of Utah that are necessary to consummate the Merger, and (ii) the notice to, consent or approval of any Governmental Entity listed on Section 2.5(a) of the Disclosure Schedule (collectively with the notices, consents or approvals listed on Section 3.4 of the Disclosure Schedule, the “Governmental Approvals”).

(b) The Company possesses all Permits necessary for the Company to own, lease or otherwise hold its properties and to conduct its business in each state in which it conducts business as now being conducted.  A list of all such Permits is set forth in Section 2.5(b) of the Disclosure Schedule.  The Company is not in material breach or violation of any Order, Legal Requirement, or any Permit.  There is no Proceeding pending or, to the knowledge of the Company, threatened regarding, and to the knowledge of the Company no event has occurred that has resulted in or after notice or lapse of time or both could reasonably be expected to result in the termination or cancellation of any of the Company’s Permits.  The Company has not received from any Governmental Entity any notification with respect to material non-compliance with any such Permit.

2.6 Material Contracts.

(a) Except for this Agreement and except as set forth on Section 2.6(a) of the Disclosure Schedule, the Company is neither a party to nor bound by any of the following Contracts (whether or not set forth on Section 2.6(a) of the Disclosure Schedule, each a “Material Contract”):

(i) any Contract involving the performance of services or delivery of goods or materials or other sales of assets by the Company providing for (A)(1) annual payments to the Company of $50,000 or more or (2) aggregate payments to the Company of $100,000 or more, (B) performance over a period of more than one year without the right of the Company to terminate on 60 days or less notice without material penalty or fee, or (C) a grant of “most favored nation” pricing provisions;

(ii) any distributor, reseller, sales, advertising, agency or representative Contract pursuant to which the Company has paid or received aggregate payments in excess of $25,000 in any one year period;

(iii) any Contract for the prospective purchase, sale or license of materials, supplies, equipment, services, Software, Intellectual Property Rights or other assets involving in the case of any such individual Contract (A)(1) annual payments by the Company of $25,000 or more or (2) aggregate payments by the Company of $50,000 or more, or (B) the purchase of a minimum quantity of goods or services or purchase of goods or services exclusively from a certain party;

(iv) any promissory note, loan or credit agreement, trust indenture, mortgage, security agreement or similar Encumbrance or any other Contract relating to Company Debt, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v) any Contract limiting the freedom of the Company to (A) compete with any other Person in any line of business, market or geographic area or (B) make use of any of its Company Intellectual Property (or in each case which would so limit the freedom of the Surviving Company after the Closing Date),

(vi) any Contract prohibiting it from soliciting or hiring any individual for employment or consulting or other services;

(vii) any Contract granting any exclusive rights with respect to the Company Products or Company Intellectual Property of any type or scope to any Person;

(viii) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, furniture, fixtures or other personal property involving in excess of $10,000 per annum;

(ix) any Contract of guarantee of any Liabilities or indebtedness of any other Person;

(x) any licenses, sublicenses and other Contracts pursuant to which the Company authorizes the use or practice of, or otherwise makes any covenants or grants any right with respect to, any Intellectual Property Rights;

(xi) any Contract that provides for the payment by the Company of any early termination fee (individually or in the aggregate, and whether contingent or otherwise) in excess of $5,000;

(xii) any licenses, sublicenses and other Contracts by and pursuant to which the Company acquired or is authorized to use or granted any license to other rights in or to any Intellectual Property Rights of a third person (including any covenants-not-to-sue, forbearance from suit, coexistence agreements and prior rights agreements), other than “shrink wrap” and “click-wrap” agreements for Off-the-Shelf Software;

(xiii) any Contract providing for the development of any material Software, content, technology or Intellectual Property, independently or jointly, by or for the Company;

(xiv) (A) any partnership or joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with any other Person or (C) any Contract that has involved the payment of royalties to any other Person in excess of $10,000 in any one year period or reasonably could be expected to involve the payment of royalties to another Person in excess of $50,000 per annum;

(xv) any Contract for the employment or services of any director, manager, members, officer, employee, independent contractor or consultant of the Company or any other Contract with any manager, member or officer of the Company;

(xvi) any Contract or plan (including any option, merger or bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Company Interest or any other equity interest or securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such Company Interest, equity interest, securities, options, warrants or other rights;

(xvii) any Contract with any labor union or collective bargaining agreement or similar contract with its employees;

(xviii) any Contract relating to the membership of, or participation by the Company in, or the affiliation of it with, any industry standards group or association;

(xix) any Contract pursuant to which the Company has acquired a business or entity, or material assets or product line of a business or entity, whether by way of merger, consolidation, purchase of stock or equity, purchase of assets, license or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person;

(xx) any Contract of the Company (A) containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than the Company or (B) to which any Company Member or the Company Holders’ Agent is a party, other than normal employment arrangements and Company benefit plans; or

(xxi) any other Contract not listed in clauses (i) through (xx) that (A) was not made in the ordinary course of business, (B) individually is reasonably likely to have or has payment obligations in excess of $50,000 over the life of the Contract or (C) is otherwise material to the Company or on which the Company’s businesses, operations, condition, properties, Intellectual Property Rights or assets is substantially dependent.

(b) All Material Contracts are in written form or are summarized in Section 2.6(a) of the Disclosure Schedule.  The Company has performed in all material respects all of the obligations currently required to be performed by it under each Material Contract.  There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Company’s knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the consummation of the Merger and the transactions contemplated thereby, could reasonably be expected to (i) result in a material breach or default or event of default under any Material Contract or (ii) give any third party the right to accelerate the maturity or performance of any material obligation of the Company under any Material Contract or to cancel, terminate or modify any Material Contract.  The Company has not received any written notice regarding any outstanding violation or breach of, default under, or intention to cancel or modify any Material Contract.

(c) Each of the Material Contracts is in full force and effect and constitutes a legal, valid, binding and enforceable agreement of the Company, and the Company has no knowledge that any Material Contract is not a legal, valid, binding and enforceable agreement of any other party thereto, subject to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

(d) True and complete copies of each Material Contract, together with all amendments and supplements thereto, have been provided or made available to Acquiror prior to the Agreement Date.  No counterparty to any Material Contract has requested any amendment to any Material Contract (other than those which have been disclosed on Section 2.6(a) of the Disclosure Schedule) and no negotiations relating to any renewal, termination or amendment are currently taking place between the Company and any counterparty to any Material Contract.

2.7 Capital Structure.

(a) The authorized membership interests of the Company consists solely of 20,000,000 Class A Membership Interests and 1,000,000 Class B Membership Interests. A total of 12,959,681 Class A Membership Interests and 525,887 Class B Membership Interests are issued and outstanding as of the Agreement Date.  The Company holds no Company Interests in treasury.  As of the Agreement Date and other than as disclosed above in this Section 2.7(a) or for Company Options described in Section 2.7(c) to the Disclosure Schedule, there are no issued and outstanding Company Interests or other securities or membership interests of the Company and no outstanding commitments of any character, written or oral, or Contracts to issue any Company Interests or other securities or membership interests of the Company other than pursuant to the exercise of such outstanding Company Options. Section 2.7(a) of the Disclosure Schedule sets forth which membership interests of the Company are voting and which are nonvoting and the holders thereof.

(b) Section 2.7(a) to the Disclosure Schedule accurately sets forth, as of the Agreement Date, the name and addresses of each Person that is the registered owner as reflected in the records of the Company of any Company Interests, and the number and type of such Company Interests so owned by such Person.  All issued and outstanding Company Interests are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with all federal and state securities laws, and not in contravention of any preemptive rights, rights of first refusal or other similar rights created by statute, the Organizational Documents of the Company or any Contract to which the Company is a party or by which the Company is bound.  All issued and outstanding Company Interests or other securities of the Company (other than Company Options), as of the Agreement Date, are held of record by the Persons set forth on Section 2.7(a) of the Disclosure Schedule.  The Company is not under any obligation to register under the Securities Act any Company Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued.

(c) As of the Agreement Date, the Company has reserved 2,803,088 Company Class A Interests and 525,887 Company Class B Interests for issuance to employees, managers and consultants pursuant to the Company Equity Plan, of which 359,790 Company Class A Interests are subject to outstanding and unexercised Company Options, 525,887 Company Class B Interests have been issued as restricted Company Interests and 2,443,298 Company Class A Interests and no Company Class B Interests remain available for issuance thereunder.  Section 2.7(c) of the Disclosure Schedule accurately sets forth, as of the Agreement Date, a list of all holders of outstanding Company Options, including the number of Company Class A Interests subject to each such option, the date of grant, the exercise price per Company Interest, the Tax status of each such option under Section 422 of the Code, and the term of each such option.  The treatment of Company Options described in Section 1.9(b) complies with the terms of the Company Equity Plan.  Except as set forth on Section 2.7(c) of the Disclosure Schedule, all Company Options have been granted under the Company Equity Plan and are evidenced by option agreements or other award agreements, in each case in the forms made available to Acquiror, except that the forms of such agreements differ with respect to the number of options, the exercise price, and expiration date applicable thereto and, except for such differences, no option agreement or other award agreement contains terms that are inconsistent in any material respect with, or material terms in addition to, such forms.  Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof).

(d) Other than as set forth on Sections 2.7(b) and 2.7(c) of the Disclosure Schedule, no Person has any right to acquire any Company Interests or other securities or membership interests of the Company or any options, warrants or other rights to purchase Company Interests or other securities or membership interests of the Company, from the Company. There are no stock or equity appreciation rights, “phantom” stock or equity rights, performance units, rights to receive Company Interests or other securities or membership interests of the Company on a deferred basis or other rights (other than the Company Options) that are linked to the value of Company Interests. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or exchangeable for securities having the right to vote) on any matters on which Company Members of the Company may vote.

(e) The Company is not a party to any voting trust agreement or other contract restricting or otherwise relating to voting or dividend or distribution rights with respect to the Company Interests.  Except for the Organizational Documents, the Company is not a party to any voting agreement, interestholder agreements, proxies or other agreements or understandings with respect to Company Interests, or other equity or voting interests in, the Company and, to the knowledge of the Company, there are no interestholder agreements, proxies, voting agreements, voting trusts, rights plans or anti-takeover plans among the Company Holders with respect to any Company Interests or other securities or membership interests of the Company (including any agreements relating to rights of first refusal, co-sale rights or “drag-along” rights) or registration under the Securities Act of any Company Interests or other securities or membership interests of the Company.  Any transfer restrictions (and any related purchase rights), including any rights of first refusal or co-sale rights, applicable to the Merger in the Organizational Documents have been waived, or shall prior to the Closing be waived, by the Company and the requisite majorities of the Company Interests or by any other Persons required to approve any such applicable waivers in connection with the Merger and the other transactions contemplated hereby.

(f) Other than Tax distributions made in accordance with the provisions of the Company Operating Agreement, the Company has never declared a dividend or other distribution (whether in cash, equity or property) with respect to any securities of the Company.

2.8 Financial Statements.

(a) The Company has delivered or made available to Acquiror the unaudited financial statements of the Company as of and for the fiscal years ended December 31, 2012 and 2013 (including, in each case, balance sheets, statements of income and statements of cash flows), together with the notes thereto (collectively, the “Unaudited Financial Statements”), and an unaudited balance sheet, statement of operations, and statement of cash flows of the Company as of and for the twelve month period ended on December 31, 2014 (the “Interim Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements” ), each of which is included as Section 2.8(a) of the Disclosure Schedule.  The balance sheet of the Company as of December 31, 2014 is referred to herein as the “Latest Balance Sheet”. The Financial Statements (including the notes thereto) have been prepared in a manner consistently applied during the periods covered thereby, fairly present in all material respects the financial position, results of operations and cash flows of the Company as of the dates and during the periods indicated therein and are consistent with the books and records of the Company, except in the case of the Interim Financial Statements for normal year-end adjustments that will not in any case be material and for the omission of accompanying notes and schedules.

(b) Except as reflected in the Latest Balance Sheet, the Company has no material liabilities or obligations (absolute, contingent or otherwise) of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP, except for liabilities and obligations incurred since the date of the Latest Balance Sheet in the ordinary course of business.

(c) The Company has no Company Debt.

(d) The Company maintains books and records that accurately reflect in all material respects the assets and liabilities of the Company and its operations.  The Company has provided to Acquiror in writing (i) information regarding any fraud that has been (x) identified and documented by the employees of the Company or any third party engaged to perform an audit or internal investigation of the Company or (y) identified since the Company’s formation to any of the Persons included in the definition of knowledge of the Company, in each case whether or not material and (ii) any internal investigation by the Company with respect to any actual, potential or alleged violation of any material Legal Requirements or concerning actual or alleged fraud, in each case that involves directors, vendors, suppliers, consultants, equity holders, management or other employees or contractors of any of the Company.

(e) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.  The books, records and accounts of the Company accurately and fairly reflect, in all material respects and in reasonable detail, the transactions in, and dispositions of, the assets of, and the results of operations of, the Company.  The Company has not received any oral or written notification of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal control over financial reporting.  There is no outstanding “significant deficiency” or “material weakness” which the Company’s accountants certify has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statement of Auditing Standard FAS 115 - Communicating Internal Control Related Matters Identified in an Audit, as in effect on the date hereof.

2.9 Absence of Certain Changes. Since the date of the Latest Balance Sheet (the “Balance Sheet Date”) there has not been any Material Adverse Effect on the Company, the Company has conducted its business only in the ordinary course consistent with past practice, and, without limiting the generality of the foregoing:

(a) the Company has not entered into any Contract with respect to any acquisition (including by merger, consolidation, asset purchase or stock or interest purchase), sale or transfer of any material asset of the Company;

(b) except as required by GAAP, consistently applied, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any revaluation by the Company of any of its assets;

(c) the Company has not made a change to any Tax election, any change in method of accounting for Tax purposes or any settlement or compromise of any Tax liability;

(d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, equity or property) with respect to any Company Interests or other securities or membership interests of the Company (other than Tax distributions made in accordance with the Company Operating Agreement), or any direct or indirect redemption, purchase or other acquisition by the Company of any Company Interests or other securities or membership interests of the Company, or any change in any rights, preferences, privileges or restrictions of any of its outstanding Company Interests or other securities or membership interests of the Company, and the Company has not effected or approved any split, combination or reclassification of the Company Interests or other securities or membership interests of the Company;

(e) the Company has not entered into, amended, terminated, or waived any material rights or claims of the Company under, any Material Contract, and there has not occurred any breach or default by the Company, or to the Company’s knowledge, by the other party thereto, under any Material Contract to which the Company is a party or by which it is, or any of its assets and properties are, bound;

(f) there has not occurred any amendment or change to the Organizational Documents of the Company;

(g) there has not occurred any material increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its respective managers, officers, employees or consultants (other than as required by applicable Legal Requirements);

(h) there has not occurred the execution of any employment agreements or the extension of the term of any existing employment agreement with any Company employee, other than employment offers to new hires by the Company in the ordinary course of business consistent with past practice;

(i) except as set forth in Section 2.9(i) of the Disclosure Schedule, the Company has not incurred, created or assumed any new Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Liability for borrowed money or any Liability as guarantor or surety with respect to the obligations of any other Person;

(j) the Company has not incurred any Liability to its managers, officers or members (other than Liabilities to pay compensation or benefits, and to reimburse for expenses incurred, in connection with services rendered in the ordinary course of business, consistent with past practice);

(k) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company;

(l) the Company has not sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property (other than non-exclusive licenses in the ordinary course of business consistent with past practice), and has not acquired or licensed from any Person any material Intellectual Property Rights;

(m) the Company has not entered into any Contract that imposes any restriction on the right or ability of the Company to compete with any other Person;

(n) the Company has not failed to renew, canceled, or amended, any insurance policy;

(o) the Company has not made any loans, advances or capital contributions to, or investments in, any other person, other than to employees in respect of travel or other related expenses in the ordinary course of business consistent with past practice; and

(p) the Company has not agreed, in writing or otherwise, to do any of the foregoing.

2.10 Assets and Properties.  The Company owns no real property and has not owned any real property since its inception.  Section 2.10(a) of the Disclosure Schedule identifies each parcel of real property leased, occupied or otherwise used by the Company.  The Company has a valid leasehold interest in all such real property, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances.  All tangible personal property owned or leased by the Company is in normal operating condition and repair, subject to ordinary wear and tear.  Section 2.10(b) of the Disclosure Schedule sets forth a list of each item of Company tangible personal property owned by the Company with a net book value in excess of $5,000.

2.11 Title to Property; Encumbrances; Sufficiency of Assets. The Company has good and valid title to all of the tangible property and assets owned by it and reflected on the Latest Balance Sheet included in the Financial Statements as of the Balance Sheet Date or acquired after the Balance Sheet Date (except property and assets sold or otherwise disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, a valid leasehold interest in such property and assets, in each case, free and clear of all Encumbrances, except (a) Permitted Encumbrances, (b) such imperfections of title and non-monetary Encumbrances as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, and (c) the rights of landlords or lessors under such leasehold interests.  The properties and assets of the Company are as of the Agreement Date, and as of the Closing Date will be, adequate for the Company or the Surviving Company, as applicable, to conduct its business as currently conducted.

2.12 Litigation.  There is currently no Proceeding pending, or, to the knowledge of the Company, threatened, and since the Company’s formation there have been no Proceedings pending or, to the knowledge of the Company, threatened, in each case against the Company or any of its assets or properties or the Company Equity Plan or any of its managers, officers or, to its knowledge, employees.  There is no Order against or applicable to the Company, any of its assets or properties or Company Employee Plans, or, to the knowledge of the Company, any of its managers, officers or employees.  There is no Proceeding pending, or, to the knowledge of the Company, threatened against the Company based upon the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby or the consummation of the Transactions.  The Company has no Proceeding pending (and has not commenced preparations to initiate any Proceeding) against any other Person.

2.13 Restrictions on Business Activities; Orders. There is no Contract or Order expressly binding upon or applicable to the Company that has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company as currently conducted.

2.14 Compliance with Laws; Lending Compliance.

(a) The Company has complied in all material respects with, is not in material violation of, and has not received any written notice of any material violation, investigation relating to any material violation or threat to be charged with any material violation with respect to, any Legal Requirement (including, without limitation, laws relating to data protection and privacy, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Consumer Credit Protection Act, the Fair and Accurate Credit Transactions Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Federal Trade Commission Act, the Electronic Signatures in Global and National Commerce Act, the Federal Right to Financial Privacy Act, usury laws, Consumer Financial Protection Bureau rules and regulations, and any other Legal Requirements relating to consumer protection, discretionary lending, financing or leasing practices) applicable to the Company, the conduct of its business, or the ownership or operation of its business.

(b) The Company has complied in all material respects with, is not in material violation of, and has not received any written notice of any material violation, investigation relating to any material violation or threat to be charged with any material violation applicable to, any of the Company’s Permits or requirement to hold a Permit.  The Company has not received any written notice of or any other communication regarding (i) any actual or possible cancellation, termination or adverse modification of any Permit or (ii) violation of any requirement to hold a Permit.  None of the Company’s Permits will be terminated or cancelled or become terminable or cancellable solely as a result of the consummation of the transactions contemplated by this Agreement.

(c) Neither the Company nor, to the knowledge of the Company, its officers, managers, employees or agents have, in such capacities, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, established or maintained a secret or unrecorded fund, participated in or co-operated with an international boycott as defined in Section 999 of the Code, violated any provision of the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention and all applicable anti-corruption or bribery laws in any jurisdiction in which the Company has conducted business, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any officer or employee of any Governmental Entity, a member of a foreign political party or a candidate for political office in a foreign country, for the purpose of influencing any act or decision of any such Person acting in his or her official capacity or inducing the Person to do or omit to do any action in violation of his or her lawful duty, inducing such Person to use his or her influence with any government to affect or influence any act or decision of such government or instrumentality, in order to assist the Company to obtain or retain business for or with, or in directing business to, any Person.

(d) The Company has not acquired any ownership or control (as such term is defined pursuant to applicable Legal Requirement or other applicable official guidance) of a Banking Institution (as defined below) and is not, and does not otherwise directly or indirectly control any entity that is, a Banking Institution or that directly or indirectly controls a Banking Institution.  For purposes of this Section 2.14(d), “Banking Institution” means any direct or indirect interest in (i) any bank as defined in 12 U.S.C. § 1813(a)(1), (ii) an institution organized under the laws of the United States, any State of the United States, the District of Columbia, any territory of the United States, Puerto Rico, Guam, American Samoa, or the U.S. Virgin Islands as a bank or that both (A) accepts demand deposits or deposits that the depositor may withdraw by check or similar means for payment to third parties or others and (B) is engaged in the business of making commercial loans, (iii) a person or entity registered as a bank holding company or mutual bank holding company with the Board of Governors of the Federal Reserve System pursuant to  the Bank Holding Company Act of 1956, as amended, or the regulations promulgated thereunder, (iv) a foreign banking organization treated as a bank holding company under the International Banking Act of 1978, as amended, or the regulations promulgated thereunder, (v) an Edge Act or Agreement corporation under the Federal Reserve Act or the regulations promulgated thereunder, (vi) a savings and loan association organized or chartered under the Home Owners’ Loan Act of 1933, as amended, or the regulations promulgated thereunder, or under the laws of any other state or nation, (vii) a person or entity registered as a savings and loan holding company, or (viii) any Bank Affiliate of any of the foregoing persons or entities.

(e) The Company is in compliance in all material respects with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001) and regulations promulgated thereunder, as applicable.

(f) The operations of the Company is and have been conducted at all times in compliance, in all material respects, with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, federal, state or foreign anti-money laundering statutes, the rules and regulations thereunder and any related or similar Legal Requirements, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and no Proceeding by or before any Governmental Entity involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(g) The Company makes no loans to borrowers.

(h) The Company is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

2.15 Intellectual Property.

(a) Section 2.15(a)(i) of the Disclosure Schedule contains an accurate and complete list as of the Agreement Date of each item of Registered Intellectual Property that is Company Intellectual Property and for each such item of Registered Intellectual Property, (i) the status (e.g. pending, issued, suspended, abandoned, expired) thereof, (ii) the jurisdiction in which such item of Registered Intellectual Property has been registered, granted, issued, certified or filed or in the case of a domain name or social media name, tag, handle or other identifier, the registrar or social media site operator, as applicable, (iii) the applicable registration, grant, issuance, application, serial or account number, (iv) the filing, registration, issuance and grant dates, (v) the recorded, actual and beneficial owner thereof and registrant or applicant thereof, and (vi) all filing, maintenance and other deadlines occurring within 120 days after the Agreement Date.  Section 2.15(a)(ii) contains an accurate and complete list and description of all Company Proprietary Software that is, as of the Agreement Date, material to the design, development, production, maintenance, support, provision, or use of the Company Products.

(b) The Company solely and exclusively owns all Company Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances).  The Company has not received any notice or claims challenging the Company’s ownership of any Company Intellectual Property or the scope, inventorship, use, the right to use, the right to register, validity or enforceability of any Company Intellectual Property.  The Company has not assigned to any Person any Intellectual Property Rights that would have been Company Intellectual Property but for such assignment.

(c) The Company Intellectual Property, together with the Third Party Intellectual Property licensed to the Company (collectively, the “Company IP Rights”), constitutes all of the Intellectual Property Rights material to the operation and conduct the Company’s business as currently conducted, including all Intellectual Property Rights embodied in or material to the Company Products.  The Company has valid, enforceable, and continuing rights in and to all of the Third Party Intellectual Property (including all Third Party Software) and all other Intellectual Property Rights material to the operation and conduct the Company’s business as currently conducted (i) without obtaining any further permission or authorization of any Person, and (ii) free and clear of any Encumbrances or other limitations or additional payment obligations not set forth in a Contract that is not an IP Agreement and is listed in Section 2.15(c) of the Disclosure Schedule.  The Company has not infringed, misappropriated, diluted, accessed or used in an unauthorized manner or otherwise violated (collectively, “Infringed”, which term shall include all conjugations thereof), and is not Infringing, any Intellectual Property Right of any Person.  There is no claim or action pending, concluded, asserted, or, to the knowledge of the Company, threatened against the Company, and the Company has not received any notice (including in the form of a cease-and-desist letter or offer or invitation to obtain a license), in each case, alleging that a Company Product or the operation or conduct of the business of the Company as it has been or is currently being conducted has Infringed or does or will Infringe any Intellectual Property Right of any other Person.  Except as listed on Section 2.15(b) of the Disclosure Schedule, no Company Intellectual Property or Company Product has been or is subject to any pending, concluded, or to the Company’s knowledge, threatened, interference, reissue, reexamination, opposition, concurrent use, cancellation, invalidity or other Proceeding.  To the knowledge of the Company, no Person has Infringed, or is Infringing, any of the Company Intellectual Property.  Neither the Company nor to the Company’s knowledge, any of its licensors, have asserted or threatened to assert any claims or other actions against any Person concerning any of the foregoing (including in the form of a cease-and-desist letter or offer or invitation to obtain a license).

(d) All Company Intellectual Property that is Registered Intellectual Property is (i) subsisting and (ii) to the knowledge of the Company, valid and enforceable (excluding Registered Intellectual Property that consists of patent applications).  Each item of Company Intellectual Property that is Registered Intellectual Property was applied for, registered and filed in compliance with all Legal Requirements, and all filings, payments, and other actions required to be made or taken to maintain the application, prosecution or registration of such item of Intellectual Property Rights in full force and effect have been made by the applicable deadline for such application, prosecution or registration.

(e) Except as set forth in Section 2.15(e) of the Disclosure Schedule, the Company Proprietary Software and any Third Party Software that is incorporated in or distributed by the Company in connection with any Company Products or is otherwise used in the Company’s business, to the Company’s knowledge, do not contain any “virus,” “spyware,” “malware,” “bug,” “worm,” “Trojan horse” (as such terms are commonly understood in the software industry), disabling codes or instructions, or other similar code or Software routines or components that are designed or intended to (i) delete, disable, interfere with, perform unauthorized modifications to, or provide unauthorized access to any Software, system, network, or other device or (ii) damage or destroy data or files (collectively, “Contaminants”).  The Company has in place commercially reasonable back-up, business continuity, and disaster recovery plans, procedures and facilities for the information technology equipment and systems (including hardware and Software) used or intended for use in connection with the operation and conduct of the Company’s business (the “IT Systems”), including to provide Company Products to customers and for any Company IP Rights stored in any electronic form or media.  Neither the Company Products nor the IT Systems have materially malfunctioned or failed within the past three (3) years.  Section 2.15(e)(A) of the Disclosure Schedule contains an accurate and complete list of (i) each item of Publicly Available Software that is Company Proprietary Software, (ii) each item of Publicly Available Software that is or has been contained in or is or has been combined, compiled or linked with any Company Product or Company Proprietary Software, (iii) each item of Publicly Available Software that is or has been distributed in conjunction with or for use with any Company Proprietary Software or Company Products, (iv) each item of Publicly Available Software that is or has been used internally by the Company in development, testing, licensing, offering, or as a backend component of any Company Products, and (v) for each of (i), (ii), (iii), and (iv), the applicable license for each such item of Publicly Available Software.  The Company has been and is in compliance with all license terms applicable to any Publicly Available Software or Third Party Software incorporated in or distributed alone or with the Company Proprietary Software or any Company Product.  Any distribution of or use of Publicly Available Software or Third Party Software, including in the Company Products, has not and does not violate any agreements, constraints, requirements or restrictions on or relating to such Publicly Available Software or Third Party Software.  Except as set forth in Section 2.15(e)(B) of the Disclosure Schedule, none of the Publicly Available Software required to be listed in Section 2.15(e)(A) of the Disclosure Schedule, or the use or distribution thereof, (1) imposes a requirement or condition that any Company Proprietary Software or any Company Products (or any portion thereof) be disclosed or distributed in source code form, be licensed for the purpose of making modifications or derivative works, or be redistributable at no charge or on a royalty-free basis, (2) grants a license, covenant not to sue, or similar right to any Person to any of the Company Proprietary Software or any other Company IP Rights, or (3) imposes restrictions on licensing terms for or otherwise abridges, restricts, or withdraws rights or benefits as a result of the enforcement of any Company IP Rights.  None of the Company Proprietary Software is subject to any obligation set forth in subsection (a) of the definition of Publicly Available Software.

(f) The Company has taken all commercially reasonable steps to protect its rights, title and interests in and to all Company IP Rights, including by implementing and maintaining reasonable and appropriate measures to protect the security, confidentiality and integrity of all Company IP Rights that are, or are intended to be, trade secrets or confidential.  The Company has entered into with, and received from, all employees and other Persons who now have or have had in the past access to any Company IP Rights, a valid and enforceable written agreement to which the Company is the direct beneficiary that includes customary confidentiality and restriction on use terms sufficient to maintain the confidential status and limit the use of all Company IP Rights that are, or are intended to be, trade secrets or confidential.  The Company has entered into and received an executed, valid and enforceable written agreement from each of its current and former employees and from all other Persons who have contributed to the conception, development, creation, reduction to practice, improvement to or modification of any Company Product or Intellectual Property Rights used or intended for use in the conduct of the Company’s business (or any portion thereof) (collectively, the “Developers”), that assigns to the Company, all right, title and interest in and to any and all Intellectual Property Rights created, conceived, reduced to practice or developed by such employees within the scope of or resulting from his or her employment or, in the case of a Person other than an employee, from the services such Person performed or performs for the Company.  No material breach of any agreement referenced in this Section 2.15(f) (collectively, “IP Agreements”) by the other party thereto has been threatened to the Company or, to the Company’s knowledge, has occurred.  The standard forms of Contract used for IP Agreements have been made available to Acquiror and no agreement referenced in this Section 2.15(f) includes any material exceptions or deviations from the standard form of IP Agreement or any reservation or preservation of any rights by the other party thereto.

(g) Except with respect to Contracts listed on Section 2.6(a)(xiv) of the Disclosure Schedule and identified as such, the Company is not obligated under any Contract or otherwise to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property Rights.  The Company has not entered into any Contract (A) granting any Person the right to bring Infringement actions with respect to, or otherwise to enforce rights with respect to, any of the Company Intellectual Property, (B) agreeing to indemnify any Person against any charge of Infringement of any Intellectual Property Rights, (C) agreeing to discharge or otherwise take responsibility for, any existing or potential liability of another Person for Infringement of any Intellectual Property Rights,  or (D) granting any Person the right to control the prosecution or defense of any of the Company Intellectual Property.

(h) Information related to the Company’s business is not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which will not be available to the Company (or the Surviving Company) after the Closing.  Immediately following the Closing, the databases of the Company will have at least the same data, content, information and functionality as of the Agreement Date, subject to changes to the data, content, and information in the databases made in the normal course of business consistent with past practices.

(i) All Company Source Code (i) is maintained in a source code management system with commercially reasonable revision history, management, tracking and security measures and safeguards, (ii) contains annotations and programmer’s comments, and otherwise has been documented in a manner that is consistent with customary code annotation conventions in the software industry, (iii) has not been sold, transferred, or licensed to any customer or other Person; and (iv) is not (and has not been) the subject of any escrow or similar agreement or arrangement (whether written or oral) giving any third party rights in such source code upon the occurrence of certain events. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in or require the delivery, license, disclosure or release of any Company Source Code by the Company or any Person.

(j) None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the performance by the Company of its obligations hereunder, (i) conflict with, alter or impair, or will conflict with, alter or impair any of the Company’s rights in or to any Intellectual Property Rights or the validity, enforceability, use, right to use, right to register, ownership, priority, duration, scope or effectiveness of any Company IP Rights, (ii) otherwise trigger any additional payment obligations with respect to any Company IP Rights or result in or require any royalties or fees or payments to a third party with respect to Intellectual Property Rights of the Company, or (iii) will result in or require the grant to any Person (other than Acquiror) of any access or right to any Intellectual Property Rights of the Company or Acquiror.

(k) No government funding and no facilities of a university, college, or other educational institution were used in the development of any Company Product or any Company Intellectual Property.

(l) The Company Products operate and perform in all material respects in accordance with their documentation, applicable contractual commitments, express and implied warranties, and functional specifications and otherwise as required by the Company in connection with the conduct of its business.

2.16 Environmental Matters.  The Company has not received any notice of any noncompliance with Environmental and Safety Laws.  No notices, administrative actions, suits, or other Proceedings are pending or, to the Company’s knowledge, threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company or any Person acting on its behalf.  The Company has not sent or disposed of, otherwise had taken or transported, arranged for the taking or disposal of (on behalf of itself, a customer or any other party) or in any other manner participated or been involved in the taking of or disposal or release of a Hazardous Material to or at a site that is contaminated by any Hazardous Material or that, pursuant to any Environmental and Safety Law:  (i) has been placed on the “National Priorities List,” the “CERCLIS” list, or any similar state or federal list, or (ii) is subject to or the source of a claim, an administrative order or other request to take removal, remedial, corrective or any other response action under any Environmental and Safety Law or to pay for the costs of any such action at the site.  The Company is in compliance and has for the past five years complied in all material respects with all Environmental and Safety Laws and all Environmental Permits.  There are no past or present conditions or circumstances at any real property or facilities currently or formerly owned, operated or leased by the Company that, to the Company’s knowledge, could reasonably be expected to require any removal or remediation by the Company or give rise to any violation of or any liability of the Company under any Environmental and Safety Law.  The Company has not entered into any contracts or other binding agreements pursuant to which it has assumed any obligations or liabilities of any third party under or pursuant to any Environmental and Safety Law or has agreed to indemnify, defend or hold harmless any third party for any liabilities, costs or claims arising under or pursuant to any Environmental and Safety Law.  The Company has made available to Acquiror all material reports and studies within its possession or control prepared during the past five years pertaining to its operations and the Property and compliance with or liability under any Environmental and Safety Law.

2.17 Taxes.

(a) The Company has filed all income and other material Tax Returns it was required to file and has timely paid all Taxes shown on such Tax Returns as owing.  All such Tax Returns were, at the time they were filed (when taken together with any amendments filed thereto), complete and accurate in all material respects.

(b) The Company has complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 1445 of the Code or any similar provision of state, local or foreign Tax law).

(c) The unpaid Taxes of the Company did not, as of the Balance Sheet Date, materially exceed the reserves for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet.  Since the Balance Sheet Date, the Company has not incurred any Liability for Taxes outside the ordinary course of business, other than employment Taxes that may arise in connection with the transactions contemplated by this Agreement.

(d) There is (i) no written claim for Taxes being asserted against the Company that has resulted in a statutory lien against the property of the Company (other than Permitted Encumbrances), (ii) no audit or, to the Company’s knowledge, threatened audit of any Tax Return of the Company being conducted by a Tax Authority, and (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company that currently is in effect.

(e) No written claim has been received by the Company from any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(f) The Company has not executed or filed with any Tax Authority any power of attorney (other than powers of attorney authorizing employees of the Company to act on behalf of the Company) with respect to any Taxes of the Company.

(g) The Company has neither participated in, nor is currently participating in, a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2), or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Tax law.

(h) No Company Option is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code.

(i) At all times since its formation, the Company has properly been classified as a partnership for federal and applicable state and local income Tax purposes.

2.18 Employee Benefit Plans and Employee Matters.

(a) Section 2.18(a) of the Disclosure Schedule lists all Company Employee Plans.

(b) The Company has provided or made available to Acquiror’s counsel a true, correct and complete copy of each Company Employee Plan (as currently in effect) and, to the extent applicable to a Company Employee Plan, copies of the following:  (i) the three most recent annual reports (Form 5500 series) for any Company Employee Plan required to file such annual reports; (ii) the most recent summary plan description, together with all summaries of material modification related thereto, distributed to participants for any Company Employee Plan required to provide such documents; (iii) all material written contracts and agreements relating to such Company Employee Plan, including all trusts, administrative service agreements and group insurance contracts (each as currently in effect); and (iv) all material correspondence with the Department of Labor, Internal Revenue Service, or any other governmental entity regarding a Company Employee Plan.

(c) Each Company Employee Plan has, in all material respects, been maintained and administered in accordance with its terms and in compliance with applicable Legal Requirements.  No Company Employee Plan is subject to any laws other than those of the United States or any state, county, or municipality in the United States.  None of the Company, any ERISA Affiliate or, to the knowledge of the Company, any other Person (i) has engaged in a nonexempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code, or (ii) breached any fiduciary duty imposed on it pursuant to ERISA.  All contributions and premiums due or required to be paid to (or with respect to) any Company Employee Plan have been paid, or, if not yet due, have been accrued as a Liability on the Financial Statements to the extent required by GAAP, consistently applied.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code (i) is the subject of a current favorable determination or opinion letter from the Internal Revenue Service on which the Company is entitled to rely.  There are no facts or circumstances that could reasonably be expected to cause the loss of such qualification, or the imposition of Liability, penalty or tax under ERISA, the Code or other applicable law.  All assets of any such Company Employee Plan consist of cash, registered mutual funds, or actively traded securities.

(e) No Company Employee Plan provides, and the Company has no obligation to provide or liability with respect to, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of the Company for a period after his or her retirement or other termination of employment, except to the extent required by applicable law, including Sections 601 through 608 of ERISA and Section 4980B(f) of the Code.  The Company may terminate or amend any Company Employee Plan at any time in its sole discretion, without incurring any Liability other than with respect to benefits that have already accrued under a retirement plan.

(f) Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, is obligated to contribute to, or has ever sponsored, maintained, contributed to, been obligated to contribute to, or has any Liability with respect to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code (including any “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA).

(g) Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, and each Company Option is exempt from Section 409A of the Code.  The treatment of each Company Option contemplated by this Agreement is permitted under the terms of the applicable Company Equity Plan.

(h) There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened, with respect to any Company Employee Plan or the assets of any Company Employee Plan.  There are no facts that would reasonably be expected to give rise to any such actions, suits, or claims against any Company Employee Plan, any fiduciary of such a plan or the assets of any such plan (other than routine claims for benefits).  To the knowledge of the Company, no Company Employee Plan is currently under investigation, audit or review by any Governmental Entity.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Merger or any other transaction contemplated hereby (either alone or in combination with another event) will (i) entitle any individual to severance pay, unemployment compensation or any similar payment, (ii) result in any benefit, payment or right becoming established, due or increased, or accelerate the time of payment or vesting of any benefit, under any Company Employee Plan or otherwise, (iii) require the Company, Acquiror or any of their respective affiliates to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual, (iv) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Company Employee Plan;  (v) entitle the recipient of any payment or benefit to receive a “gross-up” payment for any income or other taxes that might be owed with respect to any payment, benefit, or acceleration; or (vi) give rise, directly or indirectly, to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(j) The Company is in compliance in all material respects with all applicable Legal Requirements with respect to employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).  There are no pending claims against the Company under any workers compensation plan or policy or for long term disability.  There are no Proceedings pending or, to the knowledge of the Company, threatened, between the Company and any of its employees.  The Company has no “leased employees” within the meaning of Section 414(n) of the Code.

(k) The Company has never been a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company has no duty to bargain with any labor organization.  There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company.  The Company has no knowledge of any activities or proceedings of any labor union or to organize its employees.  There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened, which could reasonably be expected to interfere with the business activities of the Company.  Neither the Company, nor to the knowledge of the Company, any of its representatives or employees, has committed any unfair labor practice in connection with the operation of the business of the Company, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened.

(l) To the knowledge of the Company, no employee of the Company is in violation of any material term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others.  The employment of each of the employees of the Company is “at will” and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees.  As of the Agreement Date, the Company has not, and to the knowledge of Company, no other Person has, other than offers of employment or representations made by Acquiror or Acquiror’s representatives, (i) entered into any Contract that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or consultant of the Company or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquiror following the Effective Time.

(m) The Company has provided or made available to Acquiror a list of the names, positions, rates of compensation, severance rights and other compensation of all officers, managers, and employees of the Company, showing each such person’s name, position, annual remuneration, classification as exempt/non-exempt, work location, visa and green card status, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year, and potential severance benefits.  The Company has also provided or made available to Acquiror’s counsel true, correct and complete copies of all employment agreements and severance agreements with directors and officers of the Company.  The Company has, or will have no later than the Closing Date, paid or accrued in accordance with GAAP, consistently applied, all salaries, bonuses, commissions, wages, severance and accrued vacation pay of its employees due to be paid for services rendered through the Closing Date.

(n) All employees of the Company are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by Legal Requirements of Governmental Entities in the United States.

2.19 Interested Party Transactions.  The Company has not entered into any agreement, Contract, arrangement or other business relationship with any of the Company’s present or former manager, officers, members, partners and their respective affiliates (the “Related Parties”) other than normal employment arrangements and Company benefit plans.  The Company is not owed nor does it owe any amount from or to the Related Parties (excluding employee compensation and other ordinary incidents of employment).  No property or interest in any property that is material to the business as currently conducted is owned or leased by or to any Related Party.

2.20 Insurance. Section 2.20 of the Disclosure Schedule contains a list and description (including insurers, coverages, deductibles/retentions and policy periods) of all insurance policies (including property, business interruption, fire and casualty, general liability, surety, crime or theft, life, workers’ compensation, directors and officers, employment practices, fiduciary liability and all other forms of insurance, whether primary or excess) which have been purchased by the Company or on which the Company is an insured (or loss payee).  For all insurance written on an occurrence basis, Section 2.20 of the Disclosure Schedule contains a list and description of the coverages in place for the last 5 years.  There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter or issuer of such policy.  All premiums due and payable under all such policies have been paid, and the Company is not liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies.  The Company has no knowledge of any threatened termination, cancelation or rescission of any such policy, and the Company has no knowledge of any grounds for termination, cancelation or rescission.

2.21 Books and Records. The Company has provided or made available to Acquiror or its counsel copies of (a) the Organizational Documents of the Company, each as currently in effect, (b) the minute books containing records of all meetings (and consents in lieu of meetings) by the Company Board, committees of the Company Board and members of the Company and (c) the membership ledger, journal and other records of the Company.  The books, records and accounts of the Company (i) are true and correct in all material respects, (ii) have been maintained in all material respects in accordance with reasonable business practices on a basis consistent with prior years and (iii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the properties and assets of the Company.

2.22 Privacy.

(a) The Company and any third parties acting on its behalf have collected, maintained, used, disclosed, transferred, protected, stored, retained, deleted, and otherwise processed all Personal Data in compliance in all material respects with, and otherwise complied in all material respects with, applicable Legal Requirements, including without limitation Subtitle A of Title V of the Gramm-Leach-Bliley Act and Regulation P issued by the Consumer Financial Protection Bureau thereunder (collectively, the “GLBA”) and other federal and state privacy and financial privacy, data security, or electronic or mobile marketing laws (collectively with GLBA, “Privacy Laws”), and there have been no material breaches with respect thereto.  Neither the Company nor any third party with whom it has entered into a contract or agreement in connection with the processing of Personal Data has breached such contract or agreement in a manner that would violate Privacy Laws.  The Company maintains an appropriate, comprehensive privacy program.

(b) The Company and any third parties acting on its behalf have implemented and maintained commercially reasonable and appropriate measures to protect the operation, confidentiality, integrity, and security of all Personal Data and all IT Systems of the Company or third parties acting on its behalf against unauthorized access, acquisition, interruption, or modification.  Without limiting the generality of the foregoing, the Company (i) uses reasonably adequate strength-encryption technology where reasonably required (e.g., encryption technology of at least 128-bits with digital certificates signed by a trusted certificate authority) as appropriate in connection with the protection of Personal Data, (ii) has implemented a comprehensive written information security program that (A) identifies internal and external risks to the security of Company’s confidential information and Personal Data and (B) implements, monitors and improves adequate and effective safeguards to control those risks and (iii) has implemented security controls commensurate with the Payment Card Industry (PCI) – Data Security Standard.

(c) All transfers of Personal Data to Acquiror or any of its affiliates are in compliance with the terms of all disclosures that the Company has made to consumers, including any privacy notice that is prepared under the GLBA and any online privacy statement or policy.

(d) The Company is not under investigation by any Governmental Entity for a violation of any Privacy Laws, and there are no asserted or threatened claims, notices or complaints against the Company (whether by a Governmental Entity or any other party) relating to the Company’s collection, maintenance, use, disclosure, transfer, protection, storage, retention, deletion or other processing of Personal Data.  The Company is not aware and does not have any reason to believe that it, or any third party acting on its behalf, has experienced any security breach or other instance of compromised or lost Personal Data or other confidential information.

2.23 Suppliers, Customers, and Partners. Section 2.23 to the Disclosure Schedule sets forth a list of (a) each supplier of the Company which, for the twelve (12) months ended December 31, 2014, was one of the ten (10) largest suppliers of products or services to the Company, based on amounts paid or payable to such supplier (b) each customer of the Company which, for the twelve (12) months ended December 31, 2014, was one of the ten (10) largest customers of products or services of the Company, based on amounts paid or payable by such customer to the Company and (c) each business partner of the Company which, for the twelve (12) months ended December 31, 2014, was one of the ten (10) largest business partners of the Company, based on amounts paid or payable to or from such business partner.  The Company has no outstanding material dispute concerning products, services or the business relationships with any Person listed on Section 2.23 to the Disclosure Schedule.  The Company has not received notice from any Person listed on Section 2.23 to the Disclosure Schedule that such Person shall not continue as a supplier, customer or business partner to, of or with the Company (or the Surviving Company) after the Closing or that such Person intends to terminate or materially modify any existing Contract with the Company (or the Surviving Company).

2.24 Bank Accounts. Section 2.24 of the Disclosure Schedule sets forth a list showing the name and location of each bank in which the Company has an account, credit line or safety deposit box and the names of all Persons authorized to draw thereon or, with respect to safety deposit boxes, have access thereto.

2.25 Credit Matters.

(a) There are no outstanding loans, leases, installment sales and other extensions of credit (including commitments to extend credit) (“Credit Receivables”) by the Company.

(b) The Company is not party to any agreement pursuant to which the Company has sold Credit Receivables or pools of Credit Receivables or participations in Credit Receivables or pools of Credit Receivables.

2.26 Finders’ Fees.  Other than to the Persons set forth in Section 2.26 of the Disclosure Schedule, the Company is not obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement, any of the other agreements contemplated hereby to which the Company is or will be a party, or in connection with the Merger or any other transaction contemplated by this Agreement by reason of any act taken on behalf of the Company.

ARTICLE III

Representations and Warranties of Acquiror and Sub

Acquiror and Sub represent and warrant as follows:

3.1 Organization and Standing. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted.  Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted.

3.2 Authority and Enforceability. Each of Acquiror and Sub has all requisite entity power and authority to enter into this Agreement, each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Acquiror and Sub.  This Agreement has been duly executed and delivered by each of Acquiror and Sub and constitutes the valid and binding obligation of Acquiror and Sub enforceable against Acquiror and Sub, respectively, in accordance with its terms, and each other agreement contemplated hereby to which Acquiror or Sub is or will be a party, after being duly executed and delivered by Acquiror or Sub, as applicable, will (assuming the due authorization, execution and delivery by the other parties hereto and thereto) constitute a valid and binding obligation of Acquiror or Sub, as applicable, enforceable against Acquiror or Sub in accordance with its terms, subject to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity.

3.3 Non-Contravention. Assuming the accuracy of the representation and warranty of the Company set forth in Section 2.5(a) and that any notification, consent or approval listed on Section 3.4 of the Disclosure Schedule hereto has been made or obtained, the execution and delivery of this Agreement by Acquiror and Sub do not, the execution and delivery of each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party do not and will not, the consummation of the transactions (including the Merger) contemplated hereby and thereby will not, and the performance by Acquiror and Sub of their respective obligations hereunder and thereunder, do not and will not breach, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws (or other equivalent organizational or governing documents, as applicable) of Acquiror or Sub, in each case as amended to date, (ii) any Legal Requirements applicable to Acquiror or Sub or to any of their respective material properties or assets or (iii) any request of any Governmental Entity.

3.4 Government Consent. Assuming the accuracy of the representation and warranty of the Company set forth in Section 2.5(a), the execution and delivery of this Agreement by Acquiror and Sub do not, the execution and delivery of each of the other agreements contemplated hereby to which Acquiror or Sub is or will be a party do not and will not, the consummation of the transactions contemplated hereby and thereby will not, and the performance by Acquiror and Sub of their respective obligations hereunder and thereunder, do not and will not require any consent, approval, authorization or permit of, or filing by Acquiror or Sub with or notification by the Acquiror to Sub to, any Governmental Entity, except for (i) the filing of all documents with the Secretary of State of the State of Delaware and the Division of Corporations and Commercial Code of the State of Utah that are necessary to consummate the Merger, and (ii) the notifications, consents, authorizations, filings, registrations or approvals of any Governmental Entity listed on Section 3.4 of the Disclosure Schedule hereto.

3.5 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.6 Finders’ Fees.  Neither the Acquiror nor the Sub is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement, any of the other agreements contemplated hereby to which the Acquiror or Sub is or will be a party, or in connection with the Merger or any other transaction contemplated by this Agreement by reason of any act taken on behalf of the Acquiror or Sub.

3.7 Financing.  Acquiror has and will have, or has available and will have available to it, without requiring the prior consent, approval or other discretionary action of any third party, sufficient funds to consummate the transactions contemplated by this Agreement and ensure Acquiror is able to make the payments to the Company Holders required under this Agreement.

ARTICLE IV

Conduct Prior to the Effective Time

4.1 Conduct of Business of the Company.  Except as specifically set forth in this Agreement or as set forth on Section 4.1 of the Disclosure Schedule, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the “Pre-Closing Period”), the Company shall (a) conduct its business in the ordinary course in substantially the same manner as conducted in the six months immediately prior to the Agreement Date, (b) carry on its business in compliance in all material respects with all applicable Legal Requirements, (c) use its best efforts to preserve intact its business, keep available the services of its current officers, employees and consultants, (d) use its best efforts to maintain good relationships with suppliers, customers, licensors, licensees and others having material business relationships with it and (e) maintain its properties and other assets in good working condition (normal wear and tear excepted).  Without limiting the generality of the foregoing, and except as otherwise specifically set forth in this Agreement or as set forth on Section 4.1 of the Disclosure Schedule, the Company shall not take any action that would result in a breach of Section 2.9, without the prior written consent of Acquiror.  In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.1 of the Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, without Acquiror’s prior written consent:

(a) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Encumbrance any Company Interest, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such interests, voting securities or convertible securities, or any “phantom” stock or equity, “phantom” stock or equity rights, equity appreciation rights or equity based performance units, including pursuant to Contracts as in effect on the date hereof (other than the issuance of Company Interests upon the exercise of Company Options outstanding on the date hereof in accordance with their terms on the date hereof);

(b) make any new capital expenditure or expenditures, other than those which, individually are less than or equal to $10,000 or, in the aggregate, are less than or equal to $25,000;

(c) make any loan, advance or capital contribution to, or investment in, any Person;

(d) incur or assume any new Company Debt other than in the ordinary course of business and in the aggregate less than or equal to $25,000;

(e) except as required by any Legal Requirement or for those capital expenditures permitted under Section 4.1(b) (i) pay, discharge, settle or satisfy any Proceedings, (ii) waive or assign any claims or rights of substantial value, or (iii) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms hereof, or consent to any material matter with respect to which consent is required under, any material confidentiality or similar Contract to which the Company or any of its Subsidiaries is a party;

(f) enter into any Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to (i) conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or (ii) give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Encumbrance in or upon any of the properties or other assets of the Company under, or (iii) require Acquiror to license or transfer any of its Intellectual Property Rights or other material assets under, or (iv) give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract;

(g) enter into or modify any Contract with any affiliate of the Company;

(h) except as required by the terms of any Company Employee Plan in effect as of the date hereof or applicable Legal Requirements, or as may be required to implement the treatment of Company Options under the Company Employee Plans as contemplated by this Agreement (i) increase the compensation or benefits to any employee, manager or consultant, (ii) grant any employee, manager or consultant change of control, severance, retention or termination compensation or benefits, or any increase thereto, (iii) establish, enter into, adopt, amend or terminate any Company Employee Plan (including the Company Equity Plan or other award thereunder) or any arrangement that would be a Company Employee Plan if it were in existence on the date of this Agreement and properly disclosed on Section 2.18(a) of the Disclosure Schedule, (iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement, (v) accelerate the time of payment or vesting of any rights or benefits, unless required by the terms of the Company Employee Plan, (vi) pay any amount or benefit under, or grant any awards under, any bonus, incentive performance or other compensation plan or arrangement, (vii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract, or arrangement or (viii) induce, or attempt to induce, any employee, whether directly or indirectly, to terminate his or her employment;

(i) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of material Tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any closing agreement with respect to a Tax, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(j) except to the extent required by GAAP, make any material change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices; or

(k) authorize, or commit or agree to take, any of the foregoing actions.

4.2 Notification of Changes.  Each of the Company and Acquiror shall promptly advise the other party in writing of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate or (ii) the failure of it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto, including under ARTICLE VIII) or the conditions to the obligations of the parties under this Agreement.

ARTICLE V

Additional Agreements

5.1 Consideration Spreadsheet.   The Company shall prepare and deliver to Acquiror, with a copy to the Company Holders’ Agent, no later than two (2) Business Days prior to the Closing, a spreadsheet (the “Consideration Spreadsheet”), which spreadsheet shall be dated as of the Closing Date, shall be in a mutually-agreed form and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and accurate as of immediately prior to the Effective Time:  (a) the names of all the Company Holders and their respective addresses as reflected in the records of the Company; (b) the number and kind of Company Interests held by, or subject to the Company Options held by, such Persons and, in the case of outstanding Company Interests, the respective certificate numbers if and where applicable; (c) the exercise price per Company Interest of each Company Option; (d) the Tax status of each Company Option under Section 422 of the Code; (e) the calculation of the Base Merger Consideration and the Base Per Interest Price; (f) the amount of cash payable to each Company Member at the Closing in exchange for the Company Interests held by such Company Member (including the amount of any cash required to be deducted and withheld from such Company Member for Taxes); (g) the amount of cash payable to each holder of a Company Option in exchange for the Company Options held by such Company Holder (including the amount of any cash required to be deducted and withheld from such Company Holder for Taxes and the amount of Tax payable by the Company in connection with the exercise of such Company Option); and (h) the Pro Rata Share percent of each Company Holder.  Payment of the amounts set forth on the Consideration Spreadsheet, plus amounts, if any, that become payable pursuant to Sections 1.13 and 1.16, to the Company Holders (subject to adjustment as provided in Section 1.13) shall satisfy all rights of the holders of Company Interests and Company Options under any Contract governing such securities, the Company’s Organizational Documents, applicable Legal Requirements, the Company Employee Plan and this Agreement.  The Consideration Spreadsheet shall be complete and correct in all respects.

5.2 No Solicitation.

(a) During the Pre-Closing Period, the Company agrees to, and shall use good faith, reasonable best efforts to cause the Company Members and other representatives to, cease discussions, negotiations or other interactions with any persons other than Acquiror with respect to a potential Acquisition Proposal, and will not, directly or indirectly, through any officer, manager, employee, member or other representative (including, but not limited to, investment bankers, attorneys and accountants), solicit or initiate offers from, negotiate with, in any manner encourage or accept any Acquisition Proposal, explore or otherwise engage in discussions with, or provide confidential information or access to the Company’s properties, books or records to any other Person with respect to an Acquisition Proposal or that would require it to abandon, terminate or fail to consummate the Merger.  The Company shall also promptly notify Acquiror regarding any contact between the Company or its representatives and any other Person regarding an Acquisition Proposal or any related inquiry occurring during the Pre-Closing Period.  The Company shall, and shall cause its representatives to, promptly after the date hereof (and in any event within two (2) Business Days) request the prompt return or destruction of all confidential information previously furnished to such Person(s) within the last 12 months for the purpose of evaluating a possible Acquisition Proposal.

(b) In addition to the obligations of the Company set forth in Section 5.2(a), the Company shall promptly advise Acquiror orally and in writing of any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry (including any changes thereto), a copy of any written materials received from such person making the Acquisition Proposal and the identity of the person making any such Acquisition Proposal or inquiry.  The Company shall (i) keep Acquiror fully informed of the status and details of any such Acquisition Proposal on a prompt basis and (ii) provide to Acquiror promptly after receipt or delivery thereof with copies of all correspondence and other written material sent by or provided to the Company (or its representatives) in connection with any such Acquisition Proposal.

5.3 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquiror, the Founders and the Company have previously executed a Letter Agreement dated on or about November 14, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect with respect to the Founders in accordance with its terms but which shall otherwise terminate and be of no further effect as of the Effective Time.

(b) Except as provided in this Section 5.3(b), or as otherwise required by applicable Legal Requirements, any stock exchange rules or any obligations to make information available to any bank regulatory body in the course of such bank regulatory body’s supervisory and oversight examinations, without the prior written consent of Acquiror, the Company will not make, and will direct its representatives and the Company Holders not to make, directly or indirectly, any public comment, statement or communication with respect to, or otherwise to disclose or to permit the disclosure of the existence of this Agreement, or any of the terms, conditions or other aspects of the transaction contemplated by this Agreement, to any other person (except as reasonably necessary to obtain the consents and approvals of Governmental Entities and other third parties contemplated by this Agreement).  If the Company is required by law to make any such disclosure, it must first provide to Acquiror the content of the proposed disclosure, the reasons that such disclosure is required by applicable Legal Requirements, and the time and place that the disclosure shall be made.

5.4 Regulatory Approvals.

(a) The Company shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that is necessary in order to obtain all Governmental Approvals, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.  The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all such Governmental Approvals and shall pay any associated filing fees payable by the Company with respect to such Governmental Approvals.  The Company shall promptly inform Acquiror of any material communication between the Company and any Governmental Entity regarding any of the transactions contemplated hereby.  If the Company or any affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as practicable, a response in compliance with such request.  The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of Acquiror.

(b) Acquiror shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the Governmental Approvals, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.  Acquiror shall use commercially reasonable efforts to obtain all such Governmental Approvals and shall pay any associated filing fees payable by Acquiror with respect to such Governmental Approvals.  Acquiror shall promptly inform the Company of any material communication between Acquiror and any Governmental Entity regarding any of the transactions contemplated hereby.  If Acquiror or any affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as practicable, a response in compliance with such request.  Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.  Notwithstanding the foregoing provisions of this Section 5.4(b) and anything else in this Agreement, nothing contained herein shall be deemed to require Acquiror, Sub or any of their affiliates to (and the Company shall not without Acquiror’s prior written consent agree to) take any action, or commit to take any action, or agree to any condition, requirement or restriction in connection with obtaining any Governmental Approvals that would reasonably be expected to (i) be materially burdensome to Acquiror or any of its affiliates or (following the Effective Time) to the Company, or (ii) result in a Material Adverse Effect on the business of the Company after giving effect to the transactions contemplated hereby ((i) or (ii), a “Materially Burdensome Regulatory Condition”); provided that the Acquiror promptly take all commercially reasonable actions to obtain its Governmental Approvals without the Materially Burdensome Regulatory Condition.

5.5 Third Party Consents; Notices. The Company shall use reasonable best efforts to obtain or make prior to the Closing, and deliver to Acquiror at or prior to the Closing, each consent, waiver, notice and approval from any third party required to be given or obtained in connection with the Merger and the transaction contemplated hereby, including the consents, waivers, notices and approvals listed in Section 5.5 of the Disclosure Schedule (collectively, the “Third Party Approvals”).

5.6 Litigation.  During the Pre-Closing Period, the Company shall (a) notify Acquiror in writing promptly after learning of any Proceeding by or before any Governmental Entity or arbitrator initiated by or against it, or known by the Company to be threatened against the Company or any of its managers, officers, employees or members in their capacity as such (a “New Litigation Claim”), (b) notify Acquiror of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Acquiror regarding the conduct of the defense of any New Litigation Claim.

5.7 Access to Information.  During the Pre-Closing Period, the Company shall afford Acquiror and its accountants, counsel and other representatives, upon reasonable notice, reasonable access (including for the purpose of coordinating integration activities and transition planning with the employees of the Company) during business hours to the Company’s properties, books, Contracts, employees and records, and other information concerning the business, properties and personnel of the Company as Acquiror may reasonably request; provided, however, that  the Company shall not be obligated to afford Acquiror such access to the extent that doing so would interfere unreasonably with any of the businesses or operations of the Company. No information provided or received by any party hereto pursuant to this Section 5.7 will affect any of the representations or warranties of the parties hereto contained in this Agreement (including for purposes of ARTICLE VIII hereto), the covenants or agreements contained in this Agreement or any of the conditions hereunder to the obligations of the parties hereto.

5.8 Takeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

5.9 Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense; provided, however, that all Transaction Expenses incurred by the Company prior to the Closing and unpaid by the Company on or before the Closing shall be borne by the Company Holders as either a reduction of the Base Merger Consideration or as Indemnifiable Transaction Expenses pursuant to the terms of this Agreement.

5.10 Termination of Existing Agreement.  Effective upon the Effective Time, the Amended and Restated Promotion Agreement, dated May 27, 2014, by and between Acquiror and the Company shall automatically be terminated without any liability to either party thereto.

5.11 Transaction Expense Invoices.  No later than two (2) Business Days prior to the anticipated Closing Date, the Company shall (i) obtain invoices for all Transaction Expenses owed to third parties (including from each Person set forth in Section 2.25 of the Disclosure Schedule), each of which invoices shall specify that such invoice represents the final invoice of such third party in connection with the transactions contemplated by this Agreement and any sale process in respect of the Company and (ii) deliver copies of such invoices to Acquiror.

5.12 Indemnification.

(a) From and after the Effective Time, Acquiror shall cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company (on the one hand) and its managers, officers, employees and agents (on the other hand) as of the Effective Time (the “Indemnified Company Parties”) that are disclosed in Section 5.12 of the Disclosure Schedule and any indemnification provisions under the Company’s Company Operating Agreement, in each case as in effect on the Agreement Date.  The operating agreement of the Surviving Company shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Persons as those contained in the Company Operating Agreement as in effect on the Agreement Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were managers, officers, employees or agents of the Company, unless such modification is required by applicable Legal Requirements.

(b) This Section 5.12 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Company and each Indemnified Company Party, shall be binding on all successors and assigns of the Surviving Company and Acquiror, and shall be enforceable by the Indemnified Company Parties.

5.13 Reasonable Efforts.

(a) Subject to Section 5.13(b) and following the Agreement Date, each of the Company, Acquiror and Sub shall use commercially reasonable efforts to take, or cause to be taken, all action, or to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the obligations of the other party hereto to consummate the transactions contemplated hereby to be satisfied at the Closing and as of the Effective Time as provided herein, including obtaining all Governmental Approvals and Third Party Approvals and removing any injunctions or other Encumbrances on any assets of the Company, the obtaining or removal of which are necessary, proper or advisable to the consummation of the transactions contemplated by this Agreement.  The Company, Acquiror and Sub shall reasonably cooperate with each other in connection with the taking of all actions referenced in the preceding sentence, including providing such reasonable assistance as the other party may request in connection with its preparation of any required filings or submissions.

(b) Notwithstanding anything in this Agreement to the contrary, neither the Company nor Acquiror shall be required to expend any material amount of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party or Governmental Entity in connection with obtaining any consent, substitution, approval or amendment required to be obtained by the Company or Acquiror in connection with the transactions contemplated hereby. In addition, nothing contained in this Section 5.13 shall be deemed to require Acquiror, Sub or any of their affiliates to (and the Company shall not without Acquiror’s prior written consent agree to) take any action, or commit to take any action, or agree to any condition, requirement or restriction in connection with obtaining any Governmental Approvals that would be or would reasonably be expected to create a Materially Burdensome Regulatory Condition.

5.14 Update of Disclosure Schedule.  The Company shall from time to time prior to the Closing supplement the Disclosure Schedule with respect to any matter arising or discovered after the Agreement Date that could reasonably be expected to cause the condition to closing set forth in Section 6.3(a) to fail to be satisfied; provided, however, that, except as set forth below in this Section 5.14, any such supplements or amendments to the Disclosure Schedule shall not be deemed to amend or otherwise modify the Disclosure Schedule delivered on the date hereof or the representations and warranties of the Company contained herein for any purpose and, if the Closing shall occur, Acquiror and each Indemnified Person shall not be deemed to have waived any right or claim pursuant to the terms of this Agreement or otherwise with respect to any matters disclosed pursuant to any such supplement at or prior to the Closing, as though such matters were never disclosed to Acquiror and it had no knowledge thereof.  For clarity, solely for purposes of the statements made in the Company Closing Certificate as to the representations and warranties in Article II as they are being certified to as of the Closing Date (and without limiting the rights of the Acquiror and Merger Sub or modifying any other obligations of the Company or Company Holders’ Agent hereunder), the representations and warranties in Article II are modified by the Disclosure Schedules as supplemented pursuant to this Section 5.14.

5.15 Tax Matters.

(a) The Base Merger Consideration (plus any liabilities of the Company to the extent properly taken into account under Section 1060 of the Code) shall be allocated among the assets of the Company in accordance with Section 5.15(a) of the Disclosure Schedule, which is in compliance with Section 1060 of the Code (the “Purchase Price Allocation”).

(b) The Purchase Price Allocation shall not be adjusted except to reflect adjustments to the Purchase Price, if any, contemplated by Sections 1.13, 1.16 and ARTICLE VIII hereof and shall be binding on Acquiror and the Company Holders.  In the event the Acquiror and the Company Holders’ Agent are unable to agree upon any such adjustment, the Acquiror and the Company Holders’ Agent shall negotiate in good faith to resolve any such disputes.  If the parties are unable to agree upon an adjustment to the Purchase Price Allocation within 30 days after the commencement of good faith negotiations, the disputed portion of such adjustment shall be arbitrated by the Accounting Firm.  Only items specified in a written objection shall be subject to adjustment by the Accounting Firm.

(c) The Acquiror and the Company Holders agree to act in accordance with the Purchase Price Allocation, as adjusted, if applicable, in any Tax Return, including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of any comparable Tax law, unless there has been a final “determination” as defined in Section 1313(a) of the Code in which the Purchase Price Allocation is modified.  The Acquiror and the Company Holders shall cooperate in the preparation of such Tax Returns and file such forms as required by applicable law.  Neither Acquiror nor any Company Holder shall take a position inconsistent therewith upon examination of any Tax Return, in any refund claim, or in any litigation or investigation, without the prior written consent of the other party.

(d) The Acquiror and the Company Holders agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Company and its assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns (including any Tax Returns to be filed by the Seller), the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax.  The Acquiror and the Company Holders (to the extent such Company Holders have such books and records in their possession or control as of the Agreement Date) shall retain all books and records with respect to Taxes pertaining to the Company and its assets for a period of at least six (6) years following the Closing Date.  The Acquiror and the Company Holders shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Company or its assets.

(e) The Company Holders’ Agent shall accurately prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns required to be filed by the Company with respect to any Tax period ending on or before the Closing Date.  With respect to any such Tax Returns that have not been filed on or prior to the Closing Date, the Company Holders’ Agent shall provide such Tax Returns to the Acquiror for its review twenty (20) Business Days prior to the due date thereof.  The Company Holders shall be liable for all Taxes shown on any such Tax Returns to the extent provided pursuant to Section 8.2 hereof.

5.16 Employee Matters.

(a) As of the Effective Time, and for a period of at least twelve (12) months thereafter, Acquiror and/or the Surviving Company shall provide employees of Acquiror and/or the Surviving Company, who were employed by the Company immediately prior to the Effective Time and remain employed immediately after the Effective Time (each, a “Continuing Employee”) with compensation and employee benefits that, in the aggregate, are no less favorable than those provided either (i) by the Company to the Continuing Employees as of immediately before the Effective Time (other than with respect to equity-based benefits), or (ii) by the Acquiror and its Subsidiaries to similarly situated employees.

(b) The Acquiror and the Surviving Company shall (i) treat, and shall cause each benefit plan, program, practice, policy and arrangement sponsored, maintained or contributed to by the Surviving Company, Acquiror or any of their respective Subsidiaries or affiliates after the Effective Time and in which any Continuing Employee (or the spouse or any dependent of any Continuing Employee) participates or becomes eligible to participate (each, a “Surviving Company Plan”) to treat, for purposes of determining eligibility to participate, vesting, and accrual of vacation benefits, all service with the Company (and predecessor employers to the extent the analogous Company Employee Plan provides past service credit) prior to the Effective Time as service with the Surviving Company, Acquiror and their respective Subsidiaries and affiliates, (ii) cause each Surviving Company Plan that is an “employee welfare benefit plan,” within the meaning of Section 3(1) of ERISA, (A) to waive any and all eligibility waiting periods, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations with respect to the Continuing Employees and their spouses and dependents to the extent waived, satisfied or not included under the analogous Company Employee Plan, and (B) to recognize for each Continuing Employee and his or her spouse and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Surviving Company Plan that is a health benefit plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse and dependents under the analogous Company Employee Plan during the plan year of such Company Employee Plan in which occurs the later of the Effective Time and the date on which the Continuing Employee begins participating in such Surviving Company Equity Plan.

(c) Nothing in this Agreement shall create any right to employment or continued employment or to a particular term or condition of employment with Acquiror or the Surviving Company or any of their affiliates.  Each Continuing Employee shall be an “at will” employee, and nothing in this Agreement shall prohibit the Acquiror or Surviving Company from terminating the employment of any Continuing Employee at any time.  Without limiting the foregoing, Acquiror or the Surviving Company, as applicable, will, when reasonably possible, consult with Shaun Sorensen prior to the termination of any Continuing Employee during the twelve (12) month period immediately following Closing by the Acquiror or the Surviving Company, it being understood and agreed that the ultimate determination of whether to terminate a Continuing Employee rests solely with Acquiror and its designees.  No provision of Section 5.16 or any other provision of this Agreement shall (i) create any third party beneficiary or other rights in any employee or former employee of the Company, Acquiror or the Surviving Company or any of their affiliates (including any beneficiary or dependent of any such employee or former employee) or in any Person other than the parties to this Agreement, (ii) limit the ability of Acquiror or any of its affiliates (including, following the Closing, the Surviving Company and any of its affiliates) to amend or terminate any benefit or compensation plan, program, agreement or arrangement at any time established, maintained, sponsored or contributed to by any of them, or (iii) constitute an amendment to any Company Employee Plan, or any employee benefit plan of the Acquiror or its subsidiaries, and no such plan shall be amended absent a separate written amendment that complies with such plan’s amendment procedures.

5.17 Closing Date Cash. As of the Closing, the Closing Date Cash will consist of an amount at least equal to the Target Closing Cash.

ARTICLE VI

Conditions to the Merger

6.1 Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction or (to the extent permitted by law) waiver at or prior to the Closing of each of the following conditions:

(a) Company Member Approval.  The Company Member Approval shall have been obtained and delivered to Acquiror and shall be in full force and effect as of the Closing Date.

(b) Illegality.  No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action or other Proceeding have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or other Legal Requirement or Order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Governmental Approvals.  All actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Closing shall have been taken, made or obtained, including each Governmental Approval.

6.2 Additional Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants.  Each of the representations and warranties made by Acquiror and Sub in this Agreement and in the Acquiror Closing Certificate that are qualified by materiality (i) shall have been accurate in all respects as of the Agreement Date and (ii) shall be accurate in all respects as of the Closing Date as if made on the Closing Date, except in the case of clause (ii) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all respects as of such date).  Each of the representations and warranties made by Acquiror and Sub in this Agreement and in Acquiror Closing Certificate that are not qualified by materiality (A) shall have been accurate in all material respects as of the Agreement Date and (B) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (B) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date).  Acquiror and Sub shall have performed and complied in all material respects with all covenants and agreements required to be performed and complied with by them pursuant to this Agreement at or prior to the Closing.

(b) Receipt of Closing Deliveries.  The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.4(a).

6.3 Additional Conditions to the Obligations of Acquiror.  The obligations of Acquiror to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants.  Each of the representations and warranties made by the Company in this Agreement and the Company Closing Certificate that are qualified by materiality or Material Adverse Effect (i) shall have been accurate in all respects as of the Agreement Date and (ii) shall be accurate in all respects as of the Closing Date as if made on the Closing Date, except in the case of clause (ii) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all respects as of such date).  Each of the representations and warranties made by the Company in this Agreement and the Company Closing Certificate that are not qualified by materiality or Material Adverse Effect (A) shall have been accurate in all material respects as of the Agreement Date and (B) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (B) for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date).  The Company shall have performed and complied in all material respects with all covenants and agreements, required to be performed and complied with by the Company pursuant to this Agreement at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b).

(c) No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect with respect to the Company since the Agreement Date.

(d) Third Party Consents and Approvals.  Acquiror shall have received evidence, in form and substance reasonably satisfactory to it, that the Company has obtained all Third Party Approvals identified in Section 6.3(d) of the Disclosure Schedule hereof and each of the same shall be in full force and effect.

(e) Materially Burdensome Regulatory Condition.  No Governmental Approval shall have resulted in the imposition of, or otherwise be subject to, any Materially Burdensome Regulatory Condition, and no Governmental Entity shall be requesting or threatening the same.

(f) Employees.  (A) Each Key Employee (1) shall be party to an Employment Agreement (2) shall be employed by the Company as of the Closing Date and (3) shall be ready, willing and able to perform his or her respective employment duties for the Surviving Company and/or Acquiror as of the Closing Date, (B) each Employment Agreement shall be in full force and effect as of the Effective Time and (C) each Founder, in connection with such Employment Agreement, shall have executed a restricted stock purchase agreement in the form attached to such Founders’ Employment Agreement and the closing of the purchase and sale of the shares of Acquiror’s restricted stock pursuant thereto shall occur simultaneously with the Closing.

(g) Other Documentation.  Acquiror shall have received such other certificates and other documentation (including certificates of good standing of the Company in its jurisdiction of organization and the various other jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) from the Company as it shall have reasonably requested and as is customary with respect to the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

7.1 Termination.  At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Member Approval:

(a) by mutual written consent of the Company and Acquiror;

(b) by either Acquiror or the Company, if the Closing shall not have occurred on or before ten days after the Agreement Date or such other date that Acquiror and the Company may agree upon in writing (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquiror or the Company, if any permanent injunction or other Order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable;

(d) by Acquiror, if the Company shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) days after receipt by the Company from Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Sections 6.1 or 6.3 to be satisfied;

(e) by the Company, if Acquiror or Sub shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) days after receipt by Acquiror from the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or 6.2 to be satisfied.

7.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability or obligation on the part of Acquiror, Sub, the Company or their respective officers, directors, managers, members, stockholders or affiliates; provided, however, that (a) the provisions of Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), ARTICLE IX (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any willful breach of such party’s representations, warranties, covenants or agreements contained herein.  For purposes of this Section 7.2, a “willful breach” shall mean an act taken with the actual knowledge that such act would cause a breach of this Agreement.

7.3 Amendment.  Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that no amendment shall be made which by law requires further approval by the Company Members without such further Company Member Approval).  To the extent permitted by applicable Legal Requirements, Acquiror and the Company Holders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquiror and the Company Holders’ Agent.

7.4 Extension; Waiver.  At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  At any time after the Closing, the Company Holders’ Agent, on behalf of the Company Holders, and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto or the Company Holders’ Agent, on behalf of the Company Holders, to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE VIII

Indemnification

8.1 Survival of Representations, Warranties, Covenants and Agreements.  If the Merger is consummated, all of the representations and warranties of the Company contained in ARTICLE II of this Agreement and of Acquiror and Sub in ARTICLE III of this Agreement shall survive the Closing and remain in full force and effect until twelve (12) months after the Closing Date (the “Survival Period”); provided, however, that the representations and warranties made pursuant to Section 2.1 (Organization, Standing and Power), Section 2.2 (No Subsidiaries), Section 2.3 (Authority and Enforceability), Section 2.7 (Capital Structure), Section 2.11 (Title to Property; Encumbrances), Section 2.15 (Intellectual Property), Section 2.17 (Taxes), Section 2.18 (Employee Benefit Plans and Employee Matters), and Section 2.26 (Finders’ Fees) (the “Fundamental Representations”) shall survive the Closing and remain in full force and effect indefinitely or until the termination of the applicable statute of limitations. Notwithstanding the foregoing, any representation and warranty made fraudulently shall not be subject to any such contractual expiration.  If the Merger is consummated, all covenants and agreements of the parties (including the covenants and agreements set forth in ARTICLE IV and ARTICLE V, and, for the avoidance of doubt, excluding, for the purposes of this sentence only, the representations and warranties set forth in ARTICLE II, the survival of which is governed by the prior sentence) shall survive the Closing and remain in full force and effect thereafter, other than covenants and agreements that expire by their terms or have no application after the Merger is consummated (except that any breaches thereof shall survive for the applicable statute of limitations).  The parties acknowledge that the time periods set forth in this ARTICLE VIII and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms’-length negotiation between the parties and that they intend for the time periods to be enforced as agreed by the parties.

8.2 Indemnification by Company Holders.  From and after the Closing, each Company Holder (severally and not jointly in proportion to each Company Holder’s Pro Rata Share) shall, subject to the limitations set forth in this ARTICLE VIII, hold harmless and indemnify Acquiror and its affiliates (including, from and after the Closing, the Surviving Company), and each of their respective officers, directors, shareholders, managers, members, representatives, employees, successors and assigns (each of the foregoing being referred to individually as an “Acquiror Indemnified Person” and collectively as “Acquiror Indemnified Persons”) from and against any and all losses, Liabilities, damages, fees, obligations, judgments, settlements, penalties, fees, costs and expenses, including reasonable attorney’s fees and expenses, court costs, costs of investigations, fees and expenses of experts and other out-of-pocket expenses of litigation (collectively, “Indemnifiable Damages”), whether or not due to a third party claim, arising out of, relating to, or resulting from (and without duplication):

(a) any breach of any representation or warranty made by the Company in this Agreement or in the Company Closing Certificate without giving effect to any materiality threshold or qualifier contained therein (including Material Adverse Effect) (other than those contained in the representations and warranties set forth in Sections 2.6(a) and 2.9 (first clause before the colon));

(b) any breach of the covenants or agreements made by the Company in this Agreement;

(c) any inaccuracies in the Consideration Spreadsheet;

(d) any Indemnifiable Transaction Expenses;

(e) all Taxes of the Company for Pre-Closing Tax Periods;

(f) any failure of any holder of Company Interests to have good, valid and marketable title, free and clear of any Encumbrance, to the Company Interests issued in the name of such holder and issued and outstanding immediately prior to the Effective Time and any claim by any person, seeking to assert or based upon:  (A) ownership or rights to ownership of any Company Interests or Company Options; (B) any right of a holder of Company Interests other than the right to receive consideration paid or payable pursuant to ARTICLE I hereof in such capacity; (C) any claim, whether derivative or otherwise, against any manager of the Company relating to the sale of the Company or any right relating to corporate governance or under the Organizational Documents of the Company or under any indemnification agreement between any current or former manager, officer, employee or consultant of the Company, on the one hand, and the Company, on the other; (D) any Fiduciary Claim; or (E) any claim by any such Person that his, her or its membership interests were wrongfully repurchased by the Company.  For purposes of determining the Company Holders’ indemnity obligation pursuant to Section 8.2(e), in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) real, personal and intangible property Taxes (“Property Taxes”) of the Company for the Pre-Closing Tax Period shall equal the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period and (ii) the Taxes of the Company (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date; and

(g) any failure of a Company Option to be exempt from Section 409A of the Code.

With respect to Section 8.2(g), (x) the limitations in Sections 8.4(a) and (b) shall not apply, and (y) the term “Indemnifiable Damages” shall include any amount that the Acquiror may pay to or on behalf of a holder of a Company Option or to the U.S. Treasury to cover or reimburse any Taxes formally assessed by the IRS under Code Section 409A(a) that relate to a breach of, or any inaccuracy in, the representation and warranty by the Company in Section 2.18(g), plus a tax gross-up to put the optionholder (or the optionholder’s beneficiary) in the after-tax position he or she would have been in if such Taxes had not been assessed.

8.3 Indemnification by Acquiror. Subject to the limitations set forth in this ARTICLE VIII, from and after the Closing, Acquiror shall hold harmless and indemnify each Company Holder and its affiliates (other than the Company), and each of their other respective officers, directors, shareholders, managers, members, employees, representatives, successors, heirs and assigns (each of the foregoing being referred to individually as an “Company Holder Indemnified Person” and collectively as “Company Holder Indemnified Persons” and, together with Acquiror Indemnified Persons, each individually as an “Indemnified Person” and, collectively, as the “Indemnified Persons”) from and against any and all Indemnifiable Damages, whether or not due to a third party claim, arising out of, or resulting from:

(a) any breach of any representation or warranty made by Acquiror or Sub in this Agreement; and

(b) any breach of the covenants or agreements made by Acquiror or Sub in this Agreement (other than those set forth in Section 5.16).

8.4 Limitations. The entitlement of any Indemnified Persons to be indemnified pursuant to this ARTICLE VIII shall be subject to each of the following principles or qualifications:

(a) Except in the case of fraud or breach of a Fundamental Representation, no claim for the recovery of Indemnifiable Damages pursuant to Sections 8.2(a) or 8.3(a) may be asserted by any Indemnified Person after the expiration of the Survival Period; provided, however, that claims first asserted in writing in a Claim Notice prior to such expiration shall survive expiration of the Survival Period.

(b) Except in the case of fraud or with respect to any Fundamental Representation, no claim for Indemnifiable Damages shall be made pursuant to Section 8.2(a) unless and until the aggregate amount of all Indemnifiable Damages for which claims are made hereunder by Acquiror Indemnified Persons exceeds $100,000 (the “Basket”).  If the total amount of such Indemnifiable Damages exceeds the Basket, then the Indemnified Persons shall be entitled to be indemnified against and compensated and reimbursed for all Indemnifiable Damages from the first dollar.  In addition, except in the case of fraud or with respect to any Fundamental Representation, the Company Holders’ maximum liability for Indemnifiable Damages made pursuant to Section 8.2(a) is $840,000.

(c) The amount of any Indemnifiable Damages that are subject to indemnification under this ARTICLE VIII shall be calculated net of the amount of (i) any insurance proceeds actually received by the Indemnified Persons covering such Indemnifiable Damages (net of any related deductibles, the net present value of any increase in premiums (retroactive/retrospective or otherwise) and costs of collection), (ii) any reserve provided specifically for the item in question in the Latest Balance Sheet and (iii) any adjustments to the Base Merger Consideration pursuant to Section 1.13 with respect to the subject matter in dispute, but only to the extent of such adjustment.  Acquiror shall not be obligated to obtain any such proceeds described in clause (i) of this Section 8.4(c).

(d) After the Effective Time, with the exception of separate claims against specific Company Members under the Sellers Agreement or any other agreement entered into with the Company Members in connection with this Agreement (including Employment Agreements and restricted stock purchase agreements) or claims based upon fraud, recovery against each Company Holder shall be limited in respect of each Company Holder to the actual proceeds received pursuant to the transactions contemplated by this Agreement by such Company Holder.  In addition, with the exception of separate claims against specific Company Members under the Sellers Agreement or any other agreement entered into with the Company Members in connection with this Agreement (including Employment Agreements and restricted stock purchase agreements) or claims based upon fraud, any claims by the Acquiror Indemnified Persons pursuant to Section 8.2 must be made, first, against the contingent consideration as provided in Section 1.16, and only once there shall be no contingent consideration remaining to be paid out may a claim be made directly against any of the Company Members (subject in each case to the several and not joint obligations of the Company Members based on their respective Pro Rata Shares).

(e) In no event shall any Indemnifying Person be liable for any punitive or exemplary damages (unless payable as a result of a Third Party Claim).

(f) All indemnification payments made pursuant to this ARTICLE VIII shall be treated by the parties as adjustments to the Base Merger Consideration, including for Tax purposes, unless otherwise required by applicable law.

(g) The parties agree that no party is making any representation or warranty with respect to any matter relating to such party or its subsidiaries or other affiliates, the Merger or any of the other transactions contemplated by this Agreement other than the representations and warranties of such party expressly as set forth in this Agreement (as qualified by the Disclosure Schedule) or in any certificate, agreement, notification or election delivered by any other party hereto at the Closing and no party is relying on any representation or warranty other than as expressly set forth in this Agreement or any such certificate, agreement, notification or election delivered hereto at the Closing.

(h) The Acquiror Indemnified Persons shall be entitled to the indemnification provided for hereunder even if any of them waived any of the conditions set forth in ARTICLE VII.  The consent of the Company Members shall not be required in order for Acquiror to be indemnified under this ARTICLE VIII.  No Company Holder shall have any right of contribution or subrogation, or any other recourse, against the Company or the Surviving Company, or any of their directors, officers or employees, with respect to any breach or inaccuracy by the Company of any of its representations, warranties, covenants or agreements.

8.5 Exclusive Remedy .  After the Effective Time, with the exception of separate claims against specific Company Members under the Sellers Agreement or any other agreement entered into with the Company Members in connection with this Agreement (including Employment Agreements and restricted stock purchase agreements) or claims based upon fraud, the provisions of this Article VIII shall be the exclusive remedy for any breach of representation, warranty, covenant or other agreement or other claims arising out of this Agreement or the transactions contemplated hereby.

8.6 Claims.

(a) Any Indemnified Person seeking indemnification hereunder, whether or not the Basket shall have been exceeded, shall promptly notify in writing (the “Claim Notice”) the other party or parties (being the Company Holders’ Agent in the case indemnification sought against the Company Holders) from whom such Indemnified Person is seeking indemnification hereunder (the “Indemnifying Person,” which term shall include all Indemnifying Persons if there be more than one) of any claim, action, suit, proceeding, or demand (collectively, a “Claim”) with respect to which the Indemnified Person claims indemnification hereunder.  Any Claim Notice delivered under this Section 8.6 shall:

(i) state that an Indemnified Person has determined in good faith that it has a bona fide claim for indemnification pursuant to this ARTICLE VIII;

(ii) state the amount of such Indemnifiable Damages to the extent such amount is known or can be reasonably estimated by such claimant; and

(iii) specify in reasonable detail (based upon the information then possessed) a summary of the relevant and material facts known to the Indemnified Person giving rise to such claim.

No delay in providing such Claim Notice shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the applicable Indemnifying Persons are prejudiced thereby.

(b) If the Indemnifying Person shall object to any Claim (including the amount of Indemnifiable Damages relating to such Claim) stated in a Claim Notice, the Indemnifying Person shall, prior to thirty (30) days following the Indemnifying Person’s receipt of the applicable Claim Notice, deliver to the Indemnified Person a notice (an “Indemnifying Person Notice”) specifying (i) the claims and, if applicable, amounts to which the Indemnifying Person objects and (ii) in reasonable detail (based upon the information then possessed), the nature and basis for each such objection.  If Indemnifying Person shall not have received an Indemnifying Person Notice objecting to any claim or amount claimed with respect to a Claim prior to thirty (30) days following the Indemnifying Person’s receipt of the applicable Claim Notice, the Indemnifying Person shall be deemed to have acknowledged the correctness of the amount claimed in such Claim Notice with respect to such Claim.

(c) If the Indemnifying Person provides, prior to thirty (30) days following the Indemnifying Person’s receipt of the applicable Claim Notice, an Indemnifying Person Notice to the Indemnifying Person objecting to any Claim (including the amount of Indemnifiable Damages relating to such Claim), stated in a Claim Notice, the Indemnified Person and the Indemnifying Person, acting in good faith, shall attempt to reach agreement with respect to the contested portions of such Claim.  If the Indemnified Person and the Indemnifying Person should so agree, a written memorandum setting forth such agreement shall promptly be prepared and signed by the Indemnified Person and the Indemnifying Person.

(d) If the Indemnified Person and the Indemnifying Person are unable to reach agreement with respect to any contested Claim within thirty (30) days of the delivery of the Indemnifying Person Notice, either the Indemnified Person or the Indemnifying Person may commence a Proceeding with respect to such disputed items in accordance with Section 9.8.

8.7 Third Party Claims.

(a) If any Claim against the Indemnified Person is for Indemnifiable Damages arising from a Claim made against such Indemnified Person by a third party (a “Third Party Claim”), the Indemnified Person shall, in order to be entitled to indemnification under this ARTICLE VIII, within thirty (30) days after becoming aware of such Third Party Claim, deliver to the Indemnifying Person a Claim Notice.  Notwithstanding the foregoing, no delay in providing such Claim Notice within the Survival Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the applicable Indemnifying Persons are prejudiced thereby.

(b) Upon written notice to the Indemnified Person, within thirty (30) days after receipt of the Claim Notice, the Indemnifying Person (which shall be the Company Holders’ Agent in the case of the Company Holders) shall have the right at the expense of the Indemnifying Person to assume and direct, through counsel of its own choosing but reasonably acceptable to the Indemnified Person, the defense or settlement of any Third Party Claim.  The Indemnifying Person shall keep the Indemnified Person timely apprised of the status of such Third Party Claim.  The Indemnified Person shall retain the right to employ its own counsel and to participate (but not determine or conduct), at its own expense, in the defense or handling of any Third Party Claim, the defense of which has been assumed by the Indemnifying Person pursuant hereto.  If the Indemnifying Person is entitled to and has assumed the defense of any Third Party Claim, the Indemnifying Person shall not settle such Third Party Claim without the prior written consent of the Indemnified Person (which shall not be unreasonably withheld or delayed). Notwithstanding the Indemnifying Person’s right to otherwise control the defense of a Third Party Claim, the Indemnifying Person may not assume control (or, if previously assumed, shall immediately relinquish control), of the defense of a Third Party Claim (i) involving criminal liability or in which equitable or other relief besides monetary damages is sought against any Indemnified Party pursuant to such Third Party Claim; (ii) involving a purported class action; (iii) if the Indemnifying Person, subject to the limitations set forth in this ARTICLE VIII, has not conceded in writing liability to indemnify the Indemnified Party with respect to all Indemnifiable Damages relating to such Third-Party Claim; (iv) if a reasonable assessment of the likely maximum amount of such Indemnifiable Damages is greater than the remaining amount the Indemnifying Party is obligated to pay under this Article VIII as a result of the limitations set forth in Section 8.4; or (v) if in the reasonable opinion of counsel to the Indemnified Person, (x) there are or may be legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Person or (y) there exists a conflict or potential conflict of interest between the Indemnifying Person and such Indemnified Person based on the nature of the claims.

(c) If the Indemnifying Person does not give written notice to the Indemnified Person within thirty (30) days after receipt of the Claim Notice of a Third Party Claim that the Indemnifying Person has elected to assume the defense of such Third Party Claim or if the Indemnifying Person shall fail to diligently defend or, if after commencing or undertaking any such defense, shall fail to diligently prosecute or shall withdraw from such defense, the Indemnified Person shall have the right to undertake the defense or settlement thereof.  If the Indemnified Person assumes the defense of any Third Party Claim pursuant to this Section 8.7 and proposes to settle such Third Party Claim prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Person shall give the Indemnifying Person prompt written notice thereof, and the Indemnifying Person shall have the right to participate in (but not control) the settlement.  If the Indemnified Person assumes the defense of a Third Party Claim pursuant to the terms of this Section 8.7, the Indemnified Person shall keep the Indemnifying Person timely apprised of the status of such Third Party Claim and any settlement of such Third Party Claim without the prior written consent of the Indemnifying Person (which shall not be unreasonably withheld or delayed) shall not be binding upon the Indemnifying Person or indicative, or admissible to show, the amount of Indemnifiable Damages, if any. If an Indemnified Person defends or handles such Third Party Claim, the Indemnifying Person shall be entitled to participate in (but not control) the defense or handling of such Third Party Claim with its own counsel and at its own expense.

(d) In connection with any defense of a Third Party Claim, each of the parties to this Agreement shall, and shall cause their respective affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by any other party in connection therewith.

8.8 Access.  In order to facilitate the resolution of any Claims made by an Indemnified Person or any Third Party Claims asserted by or against the Company in each case with respect to the period prior to the Closing, after the Closing upon the Company Holders’ Agent’s reasonable request and upon reasonable notice, Acquiror shall afford reasonable access during normal business hours, subject to customary confidentiality agreements, to the Company Holders’ Agent and its agents and representatives to, or otherwise provide copies of, in each case to the extent relevant to such Claims and Third Party Claims, the books and records and other information of the Company and its business relating to the period prior to the Closing; provided that such investigation shall be conducted in a manner so as not to interfere unreasonably with any of the businesses or operations of Acquiror or the Surviving Company and access and/or copies of documents and records may be denied to any privileged books and records or other material or information unless, in the reasonable opinion of Acquiror, the applicable parties can execute a customary joint defense, common interest or similar agreement that would to Acquiror’s reasonable satisfaction retain the attorney-client privilege over such material or information, in which case the applicable parties shall enter into such agreement.

8.9 Company Holders’ Agent.

(a) Appointment.  By virtue of the approval of this Agreement by the Company Members, by participating in the Merger and receiving the benefits thereof, and without further action of any Company Holder, each Company Holder shall be deemed to have irrevocably constituted and appointed the Company Holders’ Agent (and by execution of this Agreement he hereby accepts such appointment) as agent and attorney-in-fact for and on behalf of the Company Members (in their capacity as such), with full power of substitution, to act in the name, place and stead of each Company Holder with respect to Section 1.13, Section 1.16, Section 5.15, Section 7.3, Section 7.4, and ARTICLE VIII, and the taking by the Company Holders’ Agent of any and all actions and the making of any decisions required or permitted to be taken by the Company Holders’ Agent under Section 1.13, Section 1.16, Section 5.15, Section 7.3, Section 7.4, or ARTICLE VIII.  The power of attorney granted in this Section 8.9 is coupled with an interest and is irrevocable and shall survive the death or incapacity of each Company Holder.  Such agency may be changed by the approval of Company Holders representing a majority of the Pro Rata Shares (including in the event of the death, disability or other incapacity of the Company Holders’ Agent), and any such successor shall succeed the Company Holders’ Agent as Company Holders’ Agent hereunder.  No bond shall be required of the Company Holders’ Agent, and the Company Holders’ Agent shall receive no compensation for his, her or its services.  The Company Holders’ Agent shall have the full power and authority (i) to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith (without the prior approval of the Company Holders, to the extent permitted by Legal Requirements); and (ii) to take all other actions to be taken by or on behalf of the Company Holders in connection with this Agreement (including pursuant to Section 1.13, Section 1.16, Section 5.15, Section 7.3, Section 7.4, or ARTICLE VIII hereof) and the other agreements, instruments, and documents contemplated by this Agreement or executed in connection herewith, including settling indemnity or other claims under this Agreement.

(b) Limitation on Liability.  The Company Holders’ Agent shall not be liable to any Company Holder for any act or omission of the Company Holders’ Agent arising out of or in connection with the acceptance or administration of his duties under this Agreement, except to the extent any Liability, loss, damage, penalty, fine, cost or expense is actually incurred by such Company Holder as a direct result of the gross negligence or bad faith of the Company Holders’ Agent.  The Company Holders’ Agent shall be indemnified, defended and held harmless by the Company Holders from and against any Liability, loss, damage, penalty, fine, forfeiture, action, fee, cost or expense (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the acceptance or administration of its duties under this Agreement, as such Representative Loss is suffered or incurred; provided, that in the event such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or bad faith of the Company Holders’ Agent, the Company Holders’ Agent shall reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or bad faith.  If not paid directly to the Company Holders’ Agent by the Company Members, the Company Holders’ Agent shall have the right to recover such amounts from any payments that would otherwise be made to the Company Holders pursuant to Sections 1.13 and 1.16 at such time as such amounts are actually payable to the Company Holders; provided that while this sentence allows the Company Holders’ Agent to be paid from amounts payable to the Company Holders by Acquiror, this sentence does not relieve the Company Holders from their obligation (severally and not jointly and in accordance with each Company Holder’s Pro Rata Share) to promptly pay the Company Holders’ Agent Losses as they are suffered or incurred, nor does it prevent the Company Holders’ Agent from seeking any remedies available to it at law or otherwise.  The Company Holders’ Agent shall be entitled to recover any out-of-pocket costs and expenses reasonably incurred by the Company Holders’ Agent in connection with actions taken by the Company Holders’ Agent pursuant to the terms of Section 1.13, Section 1.16, Section 5.15, Section 7.3, Section 7.4, or ARTICLE VIII (including the hiring of legal counsel and accountants and the incurring of legal and accounting fees and costs) first, from the any payments that would otherwise be made to the Company Holders pursuant to Sections 1.13 and 1.16 and second, from the Company Holders, severally and not jointly and in accordance with each Company Holder’s Pro Rata Share.

(c) Actions of the Company Holders’ Agent.  From and after the Effective Time, a decision, act, consent or instruction of the Company Holders’ Agent shall constitute a decision of all Company Holders and shall be final, binding and conclusive upon each Company Holder of the Company, and Acquiror may rely upon any decision, act, consent or instruction of the Company Holders’ Agent as being the decision, act, consent or instruction of each Company Holder of the Company.  Acquiror is hereby relieved from any Liability to any Person for any acts done in good faith by Acquiror in accordance with any such decision, act, consent or instruction of the Company Holders’ Agent.  In the event the Company Holders’ Agent is or becomes unable to perform its responsibilities hereunder or resigns from such position, the Company Holders (acting by a written instrument signed by Company Holders who immediately prior to the Effective Time held at least 60% of the outstanding Company Interests) shall select another representative to fill the vacancy of the Company Holders’ Agent, and such substituted representative shall be deemed to be the Company Holders’ Agent for all purposes of this Agreement and the other agreements contemplated herein.  The Company Holders’ Agent may only be removed upon delivery of written notice to Acquiror signed by Company Holders who immediately prior to the Effective Time held at least 60% of the outstanding Company Interests.

(d) Company Holders’ Agent Representations.  The Company Holders’ Agent represents and warrants as of the date of this Agreement and as of the Closing as follows:

(i) The Company Holders’ Agent has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated herein to which it is or will be a party.  This Agreement has been, and each of the other agreements contemplated herein to which it is or will be a party will be, duly and validly executed and delivered by the Company Holders’ Agent and constitutes or will constitute a legal, valid and binding obligation of the Company Holders’ Agent enforceable against the Company Holders’ Agent in accordance with its terms, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief) or (iii) the laws of agency.

8.10 Characterization of Indemnification Payments.  The parties agree that any indemnification payments made pursuant to this ARTICLE VIII shall be treated for all Tax purposes as an adjustment to the Base Merger Consideration unless otherwise required by Law.

ARTICLE IX

General Provisions

9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or e-mail (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquiror or Sub, to:

Prosper Marketplace, Inc.
221 Main Street, Suite 300
San Francisco, CA 94105
Attention:  General Counsel
Email:
Facsimile No.:

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
One Front Street
San Francisco, CA 94111
Attention: Bruce Deming
E-mail: bdeming@cov.com
Facsimile No.: 415-955-6551

(ii) if to the Company prior to the Effective Time, to:

American HealthCare Lending, LLC
45 W. Sego Lily Dr.
Sandy, Utah 84070
Attention: Shaun Sorensen
Email: shaun@americanhcl.com
Facsimile No.:

with a copy (which shall not constitute notice) to:

Carman Lehnhof Israelsen LLP
299 South Main Street, Suite 1300
Salt Lake City, UT 84111
Attention: Karl Israelsen
Email: kisraelsen@clilaw.com
Facsimile No.: 801-494-5515

(iii) If to the Company Holders’ Agent, to:

Shaun Sorensen
4333 South 1400 East
Salt Lake City, UT  84124
Attention: Shaun Sorensen
Email: shaun.sorensen@gmail.com
Facsimile No.: none
Phone:  801-618-9267

with a copy (which shall not constitute notice) to:

Carman Lehnhof Israelsen LLP
299 South Main Street, Suite 1300
Salt Lake City, UT 84111
Attention: Karl Israelsen
Email: kisraelsen@clilaw.com
Facsimile No.: 801-494-5515

9.2 Interpretation. When a reference is made in this Agreement to Articles, subsections, Sections, Exhibits or Schedules, such reference shall be to an Article or subsection or Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  Unless the context of this Agreement otherwise requires:  (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement and (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.  All Exhibits and Schedules (including the Disclosure Schedule) attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.  All references herein to specific instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified; provided that the Disclosure Schedule shall not be deemed to include amendments, supplements or modifications to any instruments, documents, contracts or agreements unless explicitly referenced as such in the Disclosure Schedule.  Any reference in this Agreement to “$” or “dollars” shall mean the lawful currency of the United States of America.  Whenever any determination, consent or approval is to be made or given by a party hereto, such action shall be in such party’s sole discretion, unless otherwise specified in this Agreement.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.  The table of contents and the division of this Agreement into Articles, Sections and other subdivisions are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.  When reference is made in this Agreement to information that has been “made available” to Acquiror, that shall include only that information that was contained in the electronic data room accessible to Acquiror and its counsel no later than 9:00 a.m., Pacific Time, on the day that is two (2) Business Days before the date of this Agreement.

9.3 Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.  Delivery of an executed signature page of this Agreement, or any related document, by facsimile, electronic mail (including PDF) or other transmission method shall be as effective as delivery of a manually signed counterpart of this Agreement or such other document.

9.4 Entire Agreement; Parties in Interest. This Agreement, together with the Confidentiality Agreement, and the other documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, and the Schedules, including the Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that ARTICLE VIII is intended to benefit Indemnified Persons and Section 5.12 is intended to benefit Indemnified Company Parties and the Insured Parties).

9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any direct or indirect wholly owned subsidiary or affiliate of Acquiror without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute).  The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware located in New Castle County, Delaware (or, only if such court declines to accept jurisdiction over a particular matter, any State court of Delaware or Federal court of the United States of America, in each case, located in New Castle County, Delaware), in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement (other than any such documents that expressly provide for their governance and interpretation under the laws of a State other than Delaware), and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such Chancery Court or State or Federal court.  The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof.  With respect to any particular Proceeding, venue shall lie solely in such courts in the State of Delaware.

9.9 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

9.11 Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

[Signature pages to follow]

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IN WITNESS WHEREOF, each of the parties has caused this AGREEMENT AND PLAN OF MERGER to be executed, sealed and delivered by its respective officer thereunto duly authorized, effective as of the date first written above.

Prosper Marketplace, Inc.

By:         /s/ Aaron Vermut

Name:    Aaron Vermut

Title:      Chief Executive Officer

Prosper Healthcare Lending, LLC

By:         /s/ Aaron Vermut
Name:    Aaron Vermut
Title:      Chief Executive Officer

American HealthCare Lending, LLC

By:         /s/ Shaun Sorensen

Name:    Shaun Sorensen

Title:      President & CEO

Shaun Sorensen, Solely in his Capacity as Company Holders’ Agent

By:         /s/ Shaun Sorensen

Name:    Shaun Sorensen

Title:      Company Holders’ Agent

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

ANNEX A

CERTAIN DEFINITIONS AND INTERPRETATIVE PROVISIONS

For purposes of the Agreement and Plan of Merger to which this Annex A is attached, the following terms shall have the meanings specified below:

“Accounting Firm” means an accounting firm of national reputation (excluding each of Company’s and Acquiror’s respective regular outside accounting firms) as may be mutually acceptable to Company Holders’ Agent and Acquiror; provided, however, if Company Holders’ Agent and Acquiror are unable to agree on such accounting firm within 10 days or any such mutually selected accounting firm is unwilling or unable to serve, then Acquiror shall deliver to Company Holders’ Agent a list of three other accounting firms of national reputation that have not performed services for Company or Acquiror in the preceding three-year period, and Company Holders’ Agent shall promptly select one of such three accounting firms.

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Closing Certificate” has the meaning set forth in Section 1.4(a).

“Acquiror Indemnified Person” has the meaning set forth in Section 8.2.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or Group, other than Acquiror and Sub, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company equal to twenty percent (20%) or more of the Company’s assets or to which twenty percent (20%) or more of the Company’s revenues are attributable, (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty percent (20%) or more of any class of membership interests or equity securities of the Company, (c) tender offer or exchange offer or other share or membership interest purchase that if consummated would result in any Person or Group beneficially owning twenty percent (20%) or more of any class of membership interests or equity securities of the Company or (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company; in each case, other than this Agreement or any other offer, proposal or indication of interest by Acquiror or an affiliate of Acquiror.

“affiliate” has the meaning set forth in Rule 144 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the Preamble.

“Agreement Date” has the meaning set forth in the Preamble.

“Balance Sheet Date” has the meaning set forth in Section 2.9.

“Bank Affiliate” means an “affiliate” as defined in the Bank Holding Company Act of 1956, as amended, or regulations promulgated thereunder.

“Banking Institution” has the meaning set forth in Section 2.14(d).

“Base Merger Consideration” has the meaning set forth in Section 1.9(a)(I).

“Base Per Interest Price” has the meaning set forth in Section 1.9(a)(II).

“Business Day” means a day (other than Saturday or Sunday) on which commercial banks are open for business in both San Francisco, California and Salt Lake City, Utah.

“Basket” has the meaning set forth in Section 8.4(b).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Claim” has the meaning set forth in Section 8.6(a).

“Claim Notice” has the meaning set forth in Section 8.6(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Cash Adjustment” means the Closing Date Cash minus the Target Closing Cash.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Date Debt” means the aggregate amount of all outstanding payment obligations, including principal, interest and premiums, with respect to each item of Company Debt outstanding as of immediately prior to the Closing.

“Closing Date Unpaid Transaction Expenses” means the aggregate amount of all unpaid Transaction Expenses as of the Effective Time.

“Closing Date Cash” means, as of the close of business on January 31, 2015, with respect to the Company, all cash and cash equivalents, determined in accordance with GAAP (but excluding any trapped or restricted cash). Notwithstanding the previous sentence, Closing Date Cash shall (1) be calculated net of held checks and issued but uncleared checks and (2) include uncleared checks and other deposits received or deposited for the account of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Board” means the board of managers of the Company.

“Company Class A Interests” means the Class A Membership Interests of the Company described in Section 2.8 of the Company Operating Agreement.

“Company Class B Interests” means the Class B Membership Interests of the Company described in Section 2.8 of the Company Operating Agreement.

“Company Closing Certificate” has the meaning set forth in Section 1.4(b)(i).

“Company Debt” means as of any particular time, without duplication (i) any Liability of the Company for borrowed money, whether evidenced by bonds, debentures, notes, or other similar instruments or debt securities (including any principal, accreted value, accrued and unpaid interest, reimbursement, indemnities, and any prepayment premiums, breakage costs, expense reimbursements, penalties and other fees, charges, payments and expenses payable as a result of the satisfaction or repayment of such liabilities at the Closing if satisfaction or repayment is to occur at the Closing as a result of the consummation of the transactions contemplated by this Agreement), (ii)  all obligations, contingent or otherwise, of the Company in respect of any letters of credit (to the extent drawn), bankers’ acceptances  or similar credit transactions, (iii) any interest rate swap, forward contract or other hedging arrangement of the Company (including any prepayment or termination amounts and penalties or fees with respect to termination thereof), (iv) all obligations (including accrued interest) without duplication of the Company under a lease agreement that are required to be capitalized pursuant to GAAP, but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due and will be paid at the Closing, (v) all obligations of the Company under conditional sale, other title retention agreements or other vendor financing relating to any property or assets purchased by the Company, (vi) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by the Company, whether or not the obligations secured thereby have been assumed, (vii) all obligations of the Company consisting of overdrafts (e.g., cash float reflected as a negative on the cash line), (viii) all obligations of the Company for the deferred purchase price of property or services including pursuant to any earn-out or similar obligation (other than trade payables and other current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices and not more than 90 days past due), (ix) unfunded or under-funded pension or post-retirement liabilities of the Company and (x) to the extent not otherwise included, any obligation by the Company to be liable for, or to pay, as obligor, guarantor, surety or otherwise, on the obligations of a third Person of the type referred to in clauses (i) - (ix) above, other than by endorsement of negotiable instruments for collection in the ordinary course of business.

“Company Employee Plans” means (a) any retirement, deferred compensation, savings, bonus, incentive, cafeteria, medical, dental, vision, disability, life insurance, accidental death and dismemberment, dependent care assistance, severance, change of control, stock or equity purchase, stock or equity option, restricted stock or equity, phantom stock or equity, stock or equity appreciation rights, fringe or other employee benefit plan, program or arrangement (including any “employee benefit plan,” within the meaning of Section 3(3) of ERISA) sponsored, maintained or contributed to by the Company, or pursuant to which the Company has any Liability, for the benefit of any current or former employee of the Company, or (b) any employment, consulting, severance, change in control, or other compensation agreement to which the Company is a party and is for the benefit of any present or former employee or independent contractor of the Company.

“Company Equity Plan” means, the Company’s Equity Incentive Plan, as amended, as defined in the Company Operating Agreement.

“Company Holder” means the Company Members and the holders of Company Options.

“Company Holder Indemnified Person” has the meaning set forth in Section 8.3.

“Company Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company, including all Intellectual Property Rights owned (or purportedly owned) solely and exclusively or jointly with others, and all Company Proprietary Software and all Intellectual Property Rights therein or thereto.

“Company Interests” means the Company Class A Interests and the Company Class B Interests.

“Company IP Rights” has the  meaning set forth in Section 2.15(c).

“Company Members” means the holders of Company Interests, including the Persons set forth on Schedule A of the Company Operating Agreement.

“Company Member Approval” as the meaning set forth in the Recitals.

“Company Holders’ Agent” has the meaning set forth in the Preamble.

“Company Operating Agreement” means the Amended and Restated Operating Agreement of the Company dated June 4, 2013.

“Company Options” means the options to purchase Company Interests whether under the Company Equity Plan or otherwise.

“Company Products” means all products and services that are made available by the Company to its customers.

“Company Proprietary Software” means Software owned or purported to be owned by the Company.

“Company Source Code” means any source code, or any portion, aspect or segment of any source code for Software owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by the Company, including any Software that is part of, is distributed with, or is used in the design, development, manufacturing, production, distribution, testing, operation, maintenance or support of any Company Product, but excluding Off-the-Shelf Software.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(a).

“Consideration Spreadsheet” has the meaning set forth in Section 5.1.

“Contaminants” has the meaning set forth in Section 2.15(e).

“Contingent Per Interest Price” has the meaning set forth in Section 1.9(a).

“Continuing Employee” has the meaning set forth in Section 5.16(a).

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment, obligation, arrangement, understanding or undertaking of any nature (including leases, licenses, mortgages, notes, loan or credit agreements, bonds, debentures, guarantees, indemnification agreements, sublicenses, subcontracts, and purchase orders).

“Data” has the meaning set forth in Section 1.16(a)(iii).

“Delaware Act” has the meaning set forth in the Recitals.

“Developers” has the meaning set forth in Section 2.15(f).

“Disclosure Schedule” has the meaning set forth in the introduction to ARTICLE II.

“Dispute Notice” has the meaning set forth in Section 1.13(c).

“Effective Time” has the meaning set forth in Section 1.5.

“Employment Agreement” has the meaning set forth in the Recitals.

“Encumbrance” means, with respect to any asset, any mortgage, encumbrance, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset.

“Environmental and Safety Laws” means any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders, and principles of common law, relating to protection of the environment (including air, groundwater, surface water, drinking water, soil, land surface and subsurface strata) or natural resources (including plant and animal life, wildlife, marine sanctuaries, wetlands and all endangered and threatened species) or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define Hazardous Materials, or which relate to the safety of employees, workers or other persons, including the public.

“Environmental Permits” means all environmental, health and safety Permits required under or issued pursuant to any applicable Environmental and Safety Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiduciary Claim” means any Proceeding, or any claim for indemnification arising from such an Proceeding, commenced or threatened in writing against any party hereto or its affiliates, in each case, arising from any claim by or on behalf of any Person who is currently or was (or purports to be or to have been) an officer or manager (or Person holding a comparable position) or a Company Holder (or holder of any other security of the Company) seeking to hold any current or former officer or manager (or Person holding a comparable position) of the Company liable for breach of a fiduciary duty or similar claim under applicable Legal Requirements in his or her capacity as a manager or officer (or Person holding a comparable position) with respect to any actions (or any failure to take any actions) on or before the Closing.

“Final Contingent Consideration” has the meaning set forth Section 1.16(a).

“Financial Statements” has the meaning set forth in Section 2.8(a).

“Founders” means Shaun Sorensen and Nick Sorensen.

“Fundamental Representation” has the meaning set forth in Section 8.1.

“GAAP” means United States generally accepted accounting principles.

“GLBA” has the meaning given in Section 2.22(a).

“Governmental Approval” has the meaning set forth in Section 2.5(a).

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority, agent or instrumentality, in each case whether domestic or foreign, any stock exchange or self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder.

“Hazardous Materials” means any material, substance, chemical, pollutant, contaminant, waste, product, derivative, compound, or mixture, whether, in each case, solid, liquid, mineral or gas, and whether, in each case, naturally occurring or man-made, that is subject to regulation, investigation, control or remediation, or that could give rise to liability under any Environmental and Safety Law, including any of the foregoing that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under any Environmental and Safety Laws, and including petroleum, petroleum by-products, polychlorinated biphenyls, friable asbestos, lead or lead-containing materials, pesticides, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indemnifiable Damages” has the meaning set forth in Section 8.2.

“Indemnifiable Transaction Expenses” means any Transaction Expenses which have not been paid prior to the Closing and which have not been taken into account in the calculation, directly or indirectly, of the Base Merger Consideration.  All Indemnifiable Transaction Expenses shall constitute “Indemnifiable Damages” for purposes of ARTICLE VIII.

“Indemnified Company Parties” has the meaning set forth in Section 5.12(a).

“Indemnified Person(s)” has the meaning set forth in Section 8.3.

“Indemnifying Person(s)” has the meaning set forth in Section 8.6(a).

“Indemnifying Person Notice” has the meaning set forth in Section 8.6(b).

“Initial Contingent Consideration” has the meaning set forth Section 1.16(a).

“Infringed” has the meaning set forth in Section 2.15(c).

“Intellectual Property Rights” means all intellectual property and proprietary rights and all past, present, and future rights therein and thereto of any nature or kind, which may exist or be created under the laws of any jurisdiction in the world, whether registered or unregistered, including the following and all past, present, and future rights therein and thereto: (a) copyrights, moral rights, mask work and works of authorship; (b) trademarks, service marks, trade names, domain names, social media names, tags, handles and other identifiers of source, quality or origin, product names, logos, and slogans, and all accounts relating to any of the foregoing, together with the goodwill associated with any of the foregoing; (c) algorithms, databases, data collections, diagrams, inventions and discoveries, methods and processes, techniques, data, data sets, trade secrets, network configurations and architectures, proprietary information, protocols, schematics, specifications, Software, subroutines, interfaces and APIs; (d) patents; and (e) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues and re-examinations of, and applications for, any of the rights referred to in clauses (a) through (d) hereof.

“Interim Financial Statements” has the meaning set forth in Section 2.8(a).

“IP Agreements” has the meaning set forth in Section 2.15(f).

“IT Systems” has the meaning set forth in Section 2.15(e).

“Key Employee” means each of Shaun Sorensen, Nicholas R Sorensen, Graham J Anderson, Jason R Hanks and Mark Andrew Maxfield.

“knowledge” means with respect to the Company, the actual knowledge of each manager and officer of such fact, circumstance, event or other matter, or the knowledge such persons would reasonably be expected to have after due inquiry of the appropriate employees, directors, officers and other representatives of the Company and all records and other documentation in the Company’s possession or control.

“Latest Balance Sheet” has the meaning set forth in Section 2.8(a).

“Legal Requirements” means any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, guideline, ruling or requirement issued, enacted, adopted, promulgated, proposed, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Order.

“Liabilities” means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or Proceeding and those arising under any Contract.

“Material Adverse Effect” with respect to any Person means any event, change, effect, circumstance, condition, development or occurrence that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to (x) the business, operations, prospects, assets, results of operations or condition (financial or other) of such Person or (y) the ability of the Company to consummate the transactions contemplated by this Agreement and the other agreements contemplated herein or to perform its obligations thereunder; provided that, Material Adverse Effect shall not, for purposes of clause (x), include events, changes, effects, circumstances, conditions, developments or occurrences to the extent resulting from: (a) the announcement of the transactions contemplated by this Agreement, (b) changes in the general economic conditions or political climate in the U.S. or any region where the Company operates its business, (c) changes in the U.S. or global financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (d) changes generally applicable to the industry in which the Company conducts its business, including changes in accounting principles and practices applicable generally or to such industry, (e) changes in laws, rules and regulations applicable to the Company or its business, (f) any failure by the Company to meet any forecasts or projections prepared by the Company or any of the Company’s representatives (but any underlying causes of the failure to meet such forecasts or projections shall not be disregarded) and (g) any natural disasters, labor unrest, strikes, acts of war, terrorism, sabotage or other “acts of God”, which do not, in any case referred to in clauses (b), (c), (d) and (g), disproportionately affect the business of the Company relative to other businesses in the same industries in which the Company operates.

“Material Contract” has the meaning set forth in Section 2.6(a).

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 5.4(b).

“Merger” has the meaning set forth in the Recitals.

“Money Laundering Laws” has the meaning set forth in Section 2.14(f).

“NegativeTrue-Up Amount” has the meaning set forth in Section 1.13(d).

“New Litigation Claim” has the meaning set forth in Section 5.6.

“Off-the-Shelf Software” means Software that is generally commercially available and is mass marketed and licensed pursuant to a standard form click-wrap or shrink-wrap agreement that is not subject to any negotiation and does not include any handwritten signatures of the parties to such agreement.

“Order” means any order, judgment, writ, injunction or decree or other determination of any Governmental Entity.

“Organizational Documents” has the meaning set forth in Section 2.4(b).

“Outstanding Claim Reserve” has the meaning set forth Section 1.16(a).

“Permits” means licenses, permits, registrations, certificates, consents, accreditations, approvals and franchises, membership affiliations, rights, approvals and orders of any Governmental Entity, other than (except in the definition of Environmental Permits) the Environmental Permits.

“Permitted Encumbrances” means:  (a) statutory liens for Taxes that are not yet due and payable; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (e) non-exclusive licenses granted by the Company to customers in the ordinary course of business, consistent with past practice, pursuant to the Company’s standard forms of customer agreements (copies of which have been provided to Acquiror prior to the Agreement Date) where such forms have not been modified in a material manner).

“Person” or “person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means all data or information that is linked to any reasonably identifiable Person and any other data or information that constitutes personal data or personal information under any applicable Privacy Laws, which information includes without limitation any financial, credit, transactional, medical or other information, names, addresses, social security or insurance numbers, telephone numbers, facsimile numbers, email addresses or other contact information, or any device identifier.

“PositiveTrue-Up Amount” has the meaning set forth in Section 1.13(d).

“Post-Closing Statement” has the meaning set forth in Section 1.13(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any Tax period or portions thereof ending on or before the Closing Date.

“Preliminary Statement” has the meaning set forth in Section 1.13(a).

“Privacy Laws” has the meaning set forth in Section 2.22(a).

“Pro Rata Share” means, with respect to a particular Company Member and each holder of a Company Option, a percentage equal to the quotient of (a) the Company Interests held by such Company Member immediately prior to the Merger (in the case of a Company Member) plus the number of Company Interests for which such holder of a Company Option’s Company Options were exercisable  immediately prior to the Merger by (b) the total number of Company Interests issued and outstanding immediately prior to the Merger plus the total number of Company Interests for which all unexpired and unexercised Company Options as of immediately prior to the Merger were exercisable.

“Proceedings” means any action, suit, proceeding, complaint, charge, claim, inquiry, investigation, arbitration, mediation, hearing, examination, indictment or litigation before or by a Governmental Entity or any arbitrator or arbitration panel or any mediator or mediation panel.

“Property” means all real property leased or owned by the Company.

“Property Taxes” has the meaning set forth in Section 8.2(f).

“Publicly Available Software” means:  (a) any Software that may require as a condition of use, reproduction, modification or distribution that such Software or other Software incorporated into, derived from, linked to, or distributed with such Software:  (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be licensed or redistributable at no charge; and (b) Software licensed or distributed under any versions of the following licenses or distribution models, or licenses or distribution models similar to any of the following:  (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Source License (SISL); (vii) the BSD License; (viii) the Apache Software License; (ix) the Affero General Public License; and (x) other licenses listed at http://www.opensource.org/licenses.

“Registered Intellectual Property” means all Intellectual Property Rights that are registered, filed, certified, granted, or issued, or that have been or are subject to an application for registration, filing, certification, grant or issuance, under the authority of any Governmental Entity or internet domain name registrar or social media site operators, including all patents, registered copyrights, registered trademarks, social media names, tags, handles, or other identifiers and accounts, and internet domain names, and applications for any of the foregoing.

“Related Parties” has the meaning set forth in Section 2.19.

“representative” means, with respect to any Person, such Person’s equity holders, officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, leased employees, accountants, financial advisors, legal and other representatives and agents.

“Representative Losses” has the meaning set forth in Section 8.9(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers Agreement” has the meaning set forth in Section 1.4(a)(ii).

“Software” means any computer program, operating system, applications system, firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, definitions or methodology derived from or related to the foregoing and any derivations, updates, enhancements and customization of any of the foregoing and all documentation associated with any of the foregoing, whether in machine-readable form, programming language and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature.

“Straddle Period” has the meaning set forth in Section 8.2(f).

“Sub” has the meaning set forth in the Preamble.

“Subsidiary” means, as of the applicable point in time, each corporation, partnership, limited liability company or other entity of which a Person owns, directly or indirectly, more than 50% of the outstanding voting securities or voting equity interests, of which a Person has the power, directly or indirectly, whether through ownership of equity securities, by contract or otherwise, to direct or manage the business or affairs, or of which a Person has the power to elect at least a majority of the board of directors or other governing body.

“Survival Period” has the meaning set forth in Section 8.1.

“Surviving Company” has the meaning set forth in Section 1.2.

“Surviving Company Plan” has the meaning set forth in Section 5.16(b).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States.

“Target Closing Cash” means $1,300,000.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount, whether disputed or not, imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each such Governmental Entity, a “Tax Authority”).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes, including any amendment thereto.

“Termination Date” has the meaning set forth in Section 7.1(b).

“Third Party Approvals” has the meaning set forth in Section 5.5.

“Third Party Claim” has the meaning set forth in Section 8.7(a).

“Third Party Intellectual Property” means all Intellectual Property Rights owned by a Person other than the Company that are licensed to, used or intended for use by the Company in the conduct of its businesses.

“Third Party Software” means all Software owned by a Person other than the Company that is licensed to, used or intended for use by the Company in the conduct of its businesses.

“Transaction Expenses” means all out of pocket fees and expenses of the Company in connection with the Merger and this Agreement and the transactions contemplated hereby and the sale process with respect to the Company, whether or not paid, payable, billed or accrued prior to the Closing (including any fees and expenses of legal counsel, fees and expenses payable to financial advisors, investment bankers, brokers, consultants, accountants or other vendors of the Company notwithstanding any contingencies for escrows, and any such fees incurred by Company Holders paid for or to be paid for by the Company, and expenses of Company Holders in connection with the Merger that the Company, prior to the Effective Time, has agreed to pay or is otherwise obligated to pay).  In addition, any bonus, severance, change in control payment and other amounts that become payable to any current or former officer, employee, consultant or manager of the Company in connection with, or as a result of, the Closing shall be considered Transaction Expenses.  Any applicable payroll or employment taxes payable by the Company in respect of cancellation payments in respect of Company Options or any such bonus, severance, change in control payments shall also be considered Transaction Expenses to the extent not included in Closing Date Cash.

“Unaudited Financial Statements” has the meaning set forth in Section 2.8(a).

“Utah Act” has the meaning set forth in the Recitals.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Annex A shall have the meanings assigned to such terms in the Agreement and Plan of Merger to which this is attached.